Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 15, 2020 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2019.

i

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “—The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 14, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0792 (EUR 0.9266 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2020

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2020.

KfW Group’s total assets increased by 3.7%, or EUR 18.7 billion, from EUR 506.0 billion as of December 31, 2019 to EUR 524.7 billion as of March 31, 2020. KfW Group’s operating result before valuation and promotional activities amounted to EUR 435 million for the three months ended March 31, 2020, compared to EUR 392 million for the corresponding period in 2019. The main driver for KfW Group’s operating result before valuation and promotional activities during the three months ended March 31, 2020, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 385 million for the three months ended March 31, 2020, compared to expenses in an amount of EUR 14 million for the corresponding period in 2019;

•

Negative effects in an amount of EUR 610 million as market values of securities and equity investments decreased in the three months ended March 31, 2020, compared to positive effects of EUR 21 million for the corresponding period in 2019;

•

Net expenses in an amount of EUR 75 million for the three months ended March 31, 2020 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net expenses in an amount of EUR 22 million for the corresponding period in 2019(1); and

•

Expenses relating to promotional activities in an amount of EUR 24 million for the three months ended March 31, 2020, compared to expenses in an amount of EUR 58 million for the corresponding period in 2019.

KfW Group’s consolidated result for the three months ended March 31, 2020 amounted to a loss of EUR 592 million, compared to a profit of EUR 295 million for the corresponding period in 2019.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2020, compared to the corresponding period in 2019.

Promotional Business Volume by Business Sector

	Three months ended March 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	11,887	9,099	31
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	1,615	1,721	-6
KfW Capital	69	33	109
Export and Project Finance (KfW IPEX-Bank)	5,666	4,786	18
Promotion of Developing Countries and Emerging Economies	542	971	-44
of which KfW Entwicklungsbank	315	815	-61
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	227	156	46
Financial Markets	77	321	-76

Total Promotional Business Volume (1) (2)	19,806	16,931	17

(1)

Total promotional business volume for the three months ended March 31, 2020 has been adjusted for commitments of EUR 50 million, compared to EUR 0 million for the corresponding period in 2019, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and global funding facilities to Landesförderinstitute in 2020) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute in 2020, commitments represent the actual amounts of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume increased to EUR 19.8 billion for the three months ended March 31, 2020, compared to EUR 16.9 billion for the corresponding period in 2019. While commitments in KfW’s domestic business sector SME Bank & Private Clients and in the Export and Project Finance business sector increased significantly, this increase was partially offset by a substantial decrease in commitments in the business sectors Financial Markets and Promotion of Developing Countries and Emerging Economies.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 11.9 billion for the three months ended March 31, 2020, compared to EUR 9.1 billion for the corresponding period in 2019. This significant increase was attributable to higher commitments in Private Clients, mainly under KfW’s housing investment programs and the program for energy efficient building and refurbishment. At the same time, commitments in SME Bank decreased. On March 23, 2020, KfW launched the new KfW Special Program 2020 as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. The Federal Republic of Germany, based on a separate guarantee declaration, will bear the financial risks KfW incurs in connection with the KfW Special Program 2020. Commitments under this program, which is implemented through existing loan options offered by SME Bank, amounted to EUR 0.5 billion for the three months ended March 31, 2020.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 1.6 billion for the three months ended March 31, 2020, compared to EUR 1.7 billion for the corresponding period in 2019. This decrease was primarily driven by a decrease in global funding facilities to Landesförderinstitute.

Commitments in the business sector KfW Capital increased to EUR 69 million for the three months ended March 31, 2020, compared to EUR 33 million for the corresponding period in 2019. In the three months ended March 31, 2020, EUR 67 million were invested via the ERP Venture Capital Fund.

Commitments in KfW’s Export and Project Finance business sector for the three months ended March 31, 2020 amounted to EUR 5.7 billion, compared to EUR 4.8 billion for the corresponding period in 2019. The increase is attributable to KfW IPEX-Bank’s higher commitments in various sectors during the three months ended March 31, 2020, with the business sector basic industries providing the strongest contribution.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies decreased significantly to EUR 542 million for the three months ended March 31, 2020, compared to EUR 971 million for the corresponding period in 2019. This decrease was attributable to overall lower commitments of KfW Entwicklungsbank, in particular with respect to Financial Cooperation Promotional Loans (FZ-Förderkredite), a development which more than offset an increase of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector decreased to EUR 77 million for the three months ended March 31, 2020, compared to EUR 321 million for the corresponding period in 2019. This decrease was attributable to the expiration of KfW’s capital markets-based promotional activities for SMEs as of December 31, 2019. The entire commitments in KfW’s Financial Markets business sector in an amount of EUR 77 million for the three months ended March 31, 2020 were made under KfW’s green bond portfolio, an increase compared to EUR 24 million of commitments under KfW’s green bond portfolio for the corresponding period in 2019.

Sources of Funds

The volume of funding raised in the capital markets for the four months ended April 30, 2020 totaled EUR 35.0 billion, of which 67.0% was raised in euro, 17.0% in U.S. dollar and the remainder in 12 other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2020

(EUR in millions)
Borrowings
Short-term funds	51,401
Bonds and other fixed-income securities	404,418
Other borrowings	21,240
Total borrowings	477,059

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,150
Fund for general banking risks	600
Revaluation reserve	-532
Total equity	31,157

Total capitalization	508,215

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of March 31, 2020 is not necessarily indicative of its capitalization to be recorded as of December 31, 2020.

KfW Group’s total equity as of March 31, 2020 was EUR 31,157 million, compared to EUR 31,362 million as of December 31, 2019. The decrease of EUR 205 million in total equity reflected:

(i)	KfW Group’s consolidated loss of EUR 592 million for the three months ended March 31, 2020; and

(ii)	an increase of EUR 387 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW expects to obtain additional approval to calculate its regulatory capital requirements following the advanced IRBA also for other sub-portfolio segments for periods after January 1, 2022.

Based on the results for the three months ended March 31, 2020, KfW’s total capital ratio amounted to 24.1% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 24.0%, each as of March 31, 2020. The increase of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2019, when both ratios amounted to 21.3%, was mainly due to the first-time application of the new regulatory evaluation system for credit risk and the recognition of the interim profits accrued for the third and the fourth quarter of 2019, which were partly offset by the negative impact of the valuation result for the first quarter of 2020.

Other Recent Developments

Impact of the Ongoing COVID-19 Pandemic

KfW Special Program 2020. On March 13, 2020, the German Federal Government announced a package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany, which is described under “The Federal Republic of Germany—Recent Developments—Other Recent Developments” below. As part of the Federal Government’s initiative, KfW, together and in close coordination with the German banking sector, was mandated by the Federal Government to provide liquidity aid for enterprises in Germany through additional loan facilities, referred to as KfW Special Program 2020 (KfW-Sonderprogramm 2020).

On March 23, 2020, KfW, in close coordination with the Federal Government, launched the KfW Special Program 2020 under which companies of all sizes, as well as self-employed and freelance professionals in Germany affected by the COVID-19 pandemic may submit loan applications via commercial banks or other financing partners to KfW. The financings under the KfW Special Program 2020 are generally available to enterprises which did not have financial difficulties as of December 31, 2019 but now face temporary funding problems as a result of the COVID-19 pandemic. Enterprises may use funds received under the KfW Special Program 2020 for investments and working capital requirements.

The KfW Special Program 2020 is implemented through existing loan options offered by SME Bank in the field of Start-up financing and general investment, the promotional terms of which have been significantly modified in order to facilitate the approval and extension of loans by the commercial banks and other financing partners involved. In accordance with the on-lending principle which applies to the majority of KfW’s loan programs, KfW involves commercial banks in the handling of the loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. In addition, a new special program (Direktbeteiligung für Konsortialfinanzierung) is intended to enable tailored financing structures for medium-sized to large enterprises, with KfW participating in large syndicated financings of other financing partners, thereby facilitating companies’ access to liquidity.

On April 6, 2020, the Federal Government announced additional measures to react in a swift and targeted manner to the increasing negative economic impact of the ongoing COVID-19 pandemic on medium-sized enterprises in Germany. Based on the Temporary Framework of the European Union (“EU”) on state aid measures as implemented on March 19, 2020 and amended on April 3, 2020 (the “Temporary Framework”), the Federal Government mandated KfW to launch an additional instrument for medium-sized enterprises in Germany referred to as KfW Instant Loan 2020 (KfW-Schnellkredit 2020). KfW Instant Loans were launched on April 15, 2020 and are part of the KfW Special Program 2020. KfW Instant Loans share certain features with the instruments under the KfW Special Program 2020 described above, e.g., financings are generally available to enterprises which did not have financial difficulties as of December 31, 2019 but now face temporary funding problems as a result of the COVID-19 pandemic and funds received may be used for investments and working capital requirements. However, compared to the instruments under the KfW Special Program 2020 described above, KfW Instant Loans include a general waiver of the usual risk assessment and a full exemption from liability for any on-lending commercial bank or financing partner involved, which means that the entire credit risk of any KfW Instant Loans remains with KfW. These modifications are aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners and are expected to increase the number of loans approved.

The Federal Republic of Germany, pursuant to a separate guarantee declaration, bears the financial risks KfW incurs in connection with the KfW Special Program 2020 (including in the form of KfW Instant Loans).

Refinancing of KfW Special Program 2020. It is currently not possible to estimate how demand for, and thus funding requirements in connection with, the KfW Special Program 2020 will develop. Due to the extraordinary challenges resulting from the COVID-19 pandemic, the Federal Ministry of Finance is authorized to refinance KfW’s funding requirements resulting from the KfW Special Program 2020 up to an amount of EUR 100 billion. Any refinancing of the Federal Ministry of Finance would be provided by the new government-owned Economic Stabilisation Fund (Wirtschaftsstabilisierungsfonds – WSF), which is currently being set up in response to the COVID-19 pandemic. The WSF will be administered by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH, the “Finance Agency”), the central service provider for the Federal Republic of Germany’s borrowing and debt management. For more information on the WSF, see “The Federal Republic of Germany—Recent Developments—Other Recent Developments—German Response to the COVID-19 Pandemic” below.

The new refinancing possibility for KfW through the WSF complements KfW’s regular capital markets activities. The Federal Ministry of Finance, the Finance Agency, the WSF and KfW will closely coordinate and consult regularly on its use, taking into account the following guidelines: First, funding of the KfW Special Program 2020 needs to be guaranteed at all times. Second, the Finance Agency and KfW are to make use of all their funding instruments and sources in an optimal manner. And finally, in order to optimize its funding, KfW may pre-fund the KfW Special Program 2020 via short-term products/instruments and replace such pre-funding at a later date with longer-term funding through the WSF.

Business, Operations and Liquidity. Despite the COVID-19 pandemic, KfW currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, KfW has put in place procedures to prevent any potential disruptions to its governance and business operations. In addition, KfW has adopted prudent measures to ensure the health and safety of its employees, including by imposing travel restrictions, rescheduling public events or holding them in virtual format and requiring a proportion of its workforce to telework until the situation, which KfW continues to monitor closely, normalizes. Despite the general context of uncertainty in the global financial markets due to the COVID-19 pandemic, KfW currently continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management.

Money-Market Funding

In mid-April 2020, KfW increased the size of its U.S. commercial paper program from USD 10 billion to USD 20 billion.

Management and Employees

Prof. Dr. Joachim Nagel, member of KfW’s Executive Board since November 2017, recently announced that he will step down as member of KfW’s Executive Board on October 31, 2020.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.3	0.7
4th quarter 2019	-0.1	0.4
1st quarter 2020	-2.2	-2.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

The COVID-19 pandemic is having a very significant negative impact on the German economy. Although the spread of COVID-19 did not have a major effect on Germany’s economic performance in January and February 2020, the overall impact of the COVID-19 pandemic for the first quarter of 2020 was significant. Adjusted for price, seasonal and calendar effects, Germany’s gross domestic product (“GDP”) in the first quarter of 2020 decreased by 2.2% compared to the fourth quarter of 2019, which represents the largest decrease since the global financial and economic crisis of 2008/2009 and the second largest decrease since German reunification. The only larger quarter-on-quarter decline in GDP was recorded for the first quarter of 2009 (-4.7%).

Compared to the fourth quarter of 2019, household final consumption expenditure fell sharply in the first quarter of 2020. Gross fixed capital formation in machinery and equipment in the first quarter of 2020 also decreased considerably compared to the fourth quarter of 2019. However, final consumption expenditure of general government and gross fixed capital formation in construction in the first quarter of 2020 had a stabilizing effect and prevented a larger GDP decrease compared to the fourth quarter of 2020. Both exports and imports saw a steep decline in the first quarter of 2020 compared to the fourth quarter of 2019.

Economic performance slumped heavily also in a year-on-year comparison. The price- and calendar-adjusted GDP in the first quarter of 2020 decreased by 2.3% compared to the first quarter of 2019.

The Federal Statistical Office (Statistisches Bundesamt) pointed out that the COVID-19 pandemic also affects the production of its statistics. Due to the required timeliness of the publication of the results, part of the data to be included in the GDP has to be estimated, as not all required source statistics are available in time. Estimation models, however, are based on economic relationships of the past, certain aspects of which may no longer apply in the current situation. For the calculation of initial GDP data for the first quarter of 2020 the methods to be applied were therefore reviewed to avoid, where possible, biases caused by the COVID-19 pandemic. Nevertheless, due to the greater uncertainties, the estimations underlying the calculation of GDP may in the future lead to more significant revisions than usual.

Source: Statistisches Bundesamt, Gross domestic product in 1st quarter of 2020 down 2.2% on the previous quarter, press release of May 15, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_169_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9

In April 2020, the inflation rate in Germany was 0.9% compared to April 2019. A sharp decrease in the price of mineral oil products again had a downward effect on energy prices and the inflation rate as a whole, which was down from 1.4% in March 2020. Excluding heating oil and motor fuel prices (-23.7% and -15.4%, respectively), the inflation rate in April 2020 compared to April 2019 would have been 1.6%. In contrast, certain energy prices increased over the same period, for example for electricity (+4.4%).

Compared to April 2019, food prices increased significantly by 4.8% in April 2020. In this category, substantial price increases were in particular recorded for fruit (+11.0%) and vegetables (+6.5%) over the same period. The prices of goods overall increased by 0.3% in April 2020 compared to April 2019. The prices of services overall increased by 1.3% in April 2020 compared to April 2019.

Compared to March 2020, the consumer price index increased by 0.4% in April 2020. Over the same period, food prices increased (+1.1%), in particular for vegetables (+5.1%). However, motor fuel prices declined considerably (-8.3%) in April 2020 compared to March 2020, leading also to a decrease in energy prices month-on-month (-3.0%).

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate of +0.9% in April 2020: Falling prices of mineral oil products again had a downward effect on the inflation rate, press release of May 14, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_165_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.2
November 2019	3.1	3.2
December 2019	3.1	3.2
January 2020	3.3	3.2
February 2020	3.4	3.4
March 2020	3.8	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2019, the number of employed persons increased in March 2020 by approximately 84,000 or 0.2%. Compared to February 2020, the number of employed persons in March 2020 decreased by approximately 38,000 after adjustment for seasonal fluctuations.

In March 2020, the number of unemployed persons increased by approximately 159,000 or 10.6% compared to March 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2020 stood at 1.53 million, which was an increase of roughly 0.7% compared to February 2020.

The measures to address the COVID-19 pandemic of the second half of March 2020 have increased the uncertainty of employment and unemployment estimates. It should be noted that according to the employment account and labour force survey concepts, workers in short-time work arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, March 2020: employment up 0.2% year on year, press release of April 30, 2020 (https://www.destatis.de/EN/Press/2020/04/PE20_150_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis//online?operation=table&code=13231-0001&levelindex=0&levelid=1585669976504).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – March 2020	January – March 2019
Trade in goods, including supplementary trade items	53.3	56.8
Services	-1.3	-1.7
Primary income	26.9	25.9
Secondary income	-14.0	-16.7

Current account	65.0	64.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in March 2020: -7.9% on March 2019, press release of May 8, 2020 (https://www.destatis.de/EN/Press/2020/05/PE20_157_51.html).

Other Recent Developments

EU Response to the COVID-19 Pandemic

The EU’s response to COVID-19 focuses on four priorities, which were agreed by the members of the European Council on March 17, 2020: limiting the spread of the virus; ensuring the provision of medical equipment; promoting research for treatments and vaccines; and supporting jobs, businesses and the economy. Against this background, European leaders agreed on a coordinated temporary restriction of non-essential travel to the EU, most recently until May 15, 2020. On May 8, 2020, the European Commission invited Member States to extend the restriction until June 15, 2020. In addition, the EU is working together with its Member States to ensure the provision of personal and other protective equipment as well as medical supplies and equipment across Europe. The EU is also fast-tracking and promoting research on COVID-19 by mobilizing funds for a number of projects for vaccines and treatment, for public and private funds for therapeutics and diagnostics and for SMEs and start-ups for innovative solutions to tackle the COVID-19 pandemic.

To minimize the fallout of the COVID-19 pandemic on the economy, the EU has focused on enabling flexibility in the application of EU rules on state aid measures by its Member States to support businesses and workers and on public finances and fiscal policies, e.g., to accommodate exceptional spending by Member States. Against this background, the European Commission on March 19, 2020, adopted a Temporary Framework to enable Member States to use the full flexibility foreseen under state aid rules to support the economy in the context of the COVID-19 pandemic. Together with many other support measures that can be used by Member States under the existing state aid rules, the Temporary Framework enables Member States to ensure that sufficient liquidity remains available to businesses of all types and to preserve the continuity of economic activity during and after the COVID-19 pandemic. The Temporary Framework, which was amended on April 3, 2020, will remain in effect until the end of December 2020. With a view to ensuring legal certainty, the European Commission will assess before that date if it needs to be extended. Furthermore, on March 24, 2020, the Ministers of Finance of the Member States of the EU agreed with the assessment of the European Commission that the conditions for the use of the general escape clause under the Stability and Growth Pact – a severe economic downturn in the euro area or the EU as a whole – have been satisfied. The general escape clause will allow the European Commission and the European Council to undertake the necessary policy coordination measures within the framework of the Stability and Growth Pact, while allowing Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework in order to tackle the economic consequences of the COVID-19 pandemic. Finally, under its Coronavirus Response Investment Initiative, the European Commission has made funds in an aggregate amount of EUR 37 billion from the EU budget available to Member States’ healthcare systems, SMEs, labor markets and other vulnerable parts of Member States’ economies.

On March 12, 2020, the European Central Bank (“ECB”) in its role as European banking supervisor under the Single Supervisory Mechanism announced a number of measures providing capital relief to its directly supervised banks, so they can continue to fulfil their role in funding the economy as the economic effects of the COVID-19 pandemic become apparent. These measures permit banks to fully use capital and liquidity buffers, including Pillar 2 Guidance, and provide relief in the composition of capital for Pillar 2 requirements. The ECB considers that these temporary measures will be enhanced by the appropriate relaxation of the countercyclical capital buffer by the national macroprudential authorities. On March 31, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) lowered the domestic countercyclical capital buffer from 0.25% to 0.0% with effect from April 1, 2020, in order to strengthen the resilience of the banking sector under the current circumstances.

Furthermore, the ECB stated that it will consider operational flexibility in the implementation of bank-specific supervisory measures (e.g., by adjusting timelines, processes and deadlines on a case-by-case basis), while ensuring the overall prudential soundness of the supervised banks. In this context, the ECB noted that existing ECB guidance to banks on non-performing loans also provides supervisors with sufficient flexibility to adjust to bank-specific circumstances. In light of the operational pressure on banks, the ECB supports the decision by the European Banking Authority (“EBA”) to postpone the 2020 EBA EU-wide stress test and will extend the postponement to all banks subject to the 2020 stress test. For information on the ECB’s monetary policy response to the COVID-19 pandemic, see “—Monetary Policy Response to the COVID-19 Pandemic” below.

Sources: European Commission, Coronavirus Response > Jobs and economy during the coronavirus pandemic, accessed on March 25, 2020 (https://ec.europa.eu/info/live-work-travel-eu/health/coronavirus-response/jobs-and-economy-during-coronavirus-pandemic_en); Communication from the Commission to the European Parliament, the European Council and the Council, COVID-19: Temporary Restriction on Non-Essential Travel to the EU, dated March 16, 2020 (https://ec.europa.eu/transparency/regdoc/rep/1/2020/EN/COM-2020-115-F1-EN-MAIN-PART-1.PDF); European Commission, Coronavirus: Commission invites Member States to prolong restriction on non-essential travel to the EU until 15 May, press release of April 8, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_616); European Commission, Coronavirus: Commission invites Member States to extend restriction on non-essential travel to the EU until 15 June, press release of May 8, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_823); European Commission, State aid: Commission adopts Temporary Framework to enable Member States to further support the economy in the COVID-19 outbreak, press release of March 19, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_496); Council of the EU, COVID-19—Council gives go-ahead to support from EU budget, press release of March 18, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/18/covid-19-council-gives-go-ahead-to-support-from-eu-budget/); European Commission, Communication from the Commission to the Council on the activation of the general escape clause of the Stability and Growth Pact, dated March 20, 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/2_en_act_part1_v3-adopted_text.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (http://dsms.consilium.europa.eu/952/Actions/Newsletter.aspx?messageid=41831&customerid=19149&password=enc_3432463738374130_enc); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Antizyklischer Kapitalpuffer: Allgemeinverfügung zur Absenkung der Pufferquote auf 0 Prozent, communication of March 31, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Meldung/2020_Corona/meldung_2020_03_31_corona_virus_6_Allgemeinverfuegung_

Antizyklischer_Kapitalpuffer.html).

In response to the invitation by the European Council of March 26, 2020, the economic and finance ministers of the EU member states (“Member States”) whose currency is the euro (“Euro Area Member States”), the EU commissioner for economic and financial affairs, taxation and customs and the president of the ECB, together referred to as the “Eurogroup”, on April 9, 2020, presented a report for an economic response to the COVID-19 pandemic to the European Council, which provides for three immediate safety nets for workers, businesses and Member States and also prepares the ground for a recovery fund to relaunch the economy and ensure EU solidarity with the Member States which are most affected by the COVID-19 pandemic. More specifically:

•

The Eurogroup welcomed the Commission’s proposal of April 2, 2020, to set up a temporary instrument supporting Member States to protect employment in the specific emergency circumstances of the COVID-19 pandemic crisis, referred to as “SURE” (Support mitigating Unemployment Risks in Emergency). SURE would provide financial assistance of up to EUR100 billion to Member States, in the form of loans granted on favorable terms, to support short-time work schemes and similar measures to help Member States protect jobs, employees and the self-employed against the risk of dismissal and loss of income for the duration of the COVID-19 pandemic crisis. The loans would be based on guarantees provided by Member States and would be directed to where they are most urgently needed.

•

The Eurogroup welcomed the initiative of the European Investment Bank (EIB) group to create a pan-European guarantee fund of EUR 25 billion, which could support EUR 200 billion of financing for companies throughout the EU (with a focus on SMEs), including through national promotional banks.

•

The Eurogroup proposed to establish a precautionary credit line, referred to as “Pandemic Crisis Support”, in the context of the European Stability Mechanism (“ESM”) to address the symmetric shock caused by the COVID-19 pandemic. It would be available to all Euro Area Member States based on standardized terms agreed in advance by the relevant EU institutions in an amount of up to 2% of the respective Euro Area Member State’s GDP as of year-end 2019, which in the aggregate would amount to close to EUR 240 billion. The only pre-condition for access to the credit line would be a commitment to use the funds to support domestic financing of direct and indirect healthcare-, cure- and prevention-related costs due to the COVID-19 pandemic.

•

While acknowledging the importance of the next EU budget, the Eurogroup agreed to work on a recovery fund to prepare and support robust economic recovery in all Member States following the COVID-19 pandemic, providing funding through the EU budget to programs designed to kick-start the economy in line with European priorities and ensuring EU solidarity with the most affected Member States. Such a recovery fund would be temporary, targeted and commensurate with the extraordinary costs of the current crisis and would be intended to help spread these costs over time through appropriate financing.

On April 23, 2020, the European Council endorsed the Eurogroup’s proposal for the three important safety nets for workers, businesses and EU Member States amounting to a package worth EUR 540 billion. The European Council called for the package to be operational by June 1, 2020.

The European Council also agreed to work towards establishing a recovery fund of a sufficient magnitude, targeting the sectors and regions of Europe most affected by the unprecedented COVID-19 pandemic. The European Council tasked the European Commission with analyzing the exact needs and with preparing a proposal clarifying the link with the multiannual financial framework (MFF), the EU’s long-term budget, which is expected to be adjusted due to the ongoing COVID-19 pandemic and its consequences.

On May 8, 2020, the Eurogroup issued a statement relating to the Pandemic Crisis Support for Euro Area Member States described above, announcing agreement on its features and standardized terms for any facility granted under the Pandemic Crisis Support including a maximum average maturity of 10 years for the loans disbursed and favorable pricing modalities adapted to the exceptional nature of the COVID-19 pandemic. The Eurogroup recalled that the only requirement to access the credit line will be that Euro Area Member States requesting support commit to using the credit line to support domestic financing of direct and indirect healthcare, cure and prevention related costs due to the COVID-19 pandemic. Requests for Pandemic Crisis Support may in principle be made until December 31, 2022, but the deadline may be adjusted depending on the course of the COVID-19 pandemic. The initial availability period for each facility granted under the Pandemic Crisis Support will be 12 months, which could be extended twice for six months, in accordance with the standard ESM framework for precautionary instruments. The Eurogroup welcomed the preliminary assessments of the relevant institutions (i.e., the European Commission, the ESM and the ECB) on debt sustainability, financing needs, financial stability risks, as well as on the eligibility criteria for accessing the Pandemic Crisis Support and confirmed its agreement with the view of the relevant institutions that all ESM Members meet the eligibility requirements to receive support under the Pandemic Crisis Support. Subject to the completion of national procedures, the Eurogroup expects the ESM Board of Governors to adopt a resolution confirming these matters before June 1, 2020.

Sources: European Council, Joint Statement of the Members of the European Council, March 26, 2020 (https://www.consilium.europa.eu/media/43076/26-vc-euco-statement-en.pdf); The Council of the EU, Eurogroup, accessed on April 13, 2020 (https://www.consilium.europa.eu/en/council-eu/eurogroup/); European Council, Statement by the President of the European Council Charles Michel following the agreement of the Eurogroup, press release of April 10, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/10/statement-by-the-president-of-the-european-council-charles-michel-following-the-agreement-of-the-eurogroup/); Eurogroup, Remarks by Mário Centeno following the Eurogroup videoconference of 9 April 2020, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/remarks-by-mario-centeno-following-the-eurogroup-videoconference-of-9-april-2020/); Eurogroup, Report on the comprehensive economic policy response to the COVID-19 pandemic, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/); European Commission, Coronavirus: the Commission mobilises all of its resources to protect lives and livelihoods, press release of April 2, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_582); European Council, Conclusions of the President of the European Council following the video conference of the members of the European Council, 23 April 2020, press release of April 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/04/23/conclusions-by-president-charles-michel-following-the-video-conference-with-members-of-the-european-council-on-23-april-2020/); Eurogroup, Eurogroup Statement on the Pandemic Crisis Support, press release of May 8, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/05/08/eurogroup-statement-on-the-pandemic-crisis-support/); ESM, Pandemic Crisis Support (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en#pandemic-crisis-support).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

In order to protect the health of citizens, support jobs and companies and preserve social cohesion, the Federal Government on March 16, 2020, adopted a package of measures to safeguard employees, the self-employed and companies against the negative effects of the COVID-19 pandemic. In order to finance these measures, the Federal Republic will take on additional new debt in an amount of approximately EUR 156 billion in the fiscal year 2020 compared to the budget for the fiscal year 2020, which was approved by the German Parliament in February 2020. This necessitates exceeding the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)) by nearly EUR 100 billion, which, subject to approval by a majority of the members of the Bundestag, is permissible in an extraordinary emergency situation. On March 23, 2020, the Federal Government adopted a corresponding supplementary budget for the fiscal year 2020, which also increased the Federal Republic’s guarantee framework by approximately EUR 357 billion to approximately EUR 822 billion. The German Parliament approved the proposed measures and the supplementary budget, including the non-compliance with the “debt brake,” at the end of March 2020.

A number of measures are aimed at guaranteeing the provision of healthcare in times of crisis and include, among other matters, funds for protective equipment as well as for the development of a vaccine and other means of treatment against COVID-19, an amount of EUR 55 billion which has been set aside to combat the pandemic, and support measures for hospitals and medical practitioners to compensate them for loss of income and/or additional costs.

An amount of EUR 50 billion has been earmarked to provide small companies, the self-employed and freelance professionals with immediate financial support in a non-bureaucratic manner. This immediate financial support will be supplemented by programs of the Länder. Further financial measures aim to support families that are suffering from loss of income due to the closure of schools and child care facilities by granting easier access to the child supplement (Kinderzuschlag).

In order to support the economy and protect companies and their employees and jobs, the Federal Republic is setting up the WSF (Economic Stabilisation Fund, Wirtschaftsstabilisierungsfonds), which will be targeted at large companies and in a position to provide large-volume support. Initially, it is envisaged that stabilization measures of the WSF may be granted until December 31, 2021. The instruments available to the WSF will include the extension of guarantees in a total amount of up to EUR 400 billion in order to facilitate refinancing by companies in the capital markets and of recapitalization measures in a total amount of up to EUR 100 billion to strengthen companies’ equity and solvency. The extension of recapitalization measures may be subject to certain conditions. In addition, the WSF may refinance loans extended under the KfW Special Program 2020 up to an aggregate amount of EUR 100 billion. For more information on the KfW Special Program 2020 and its potential refinancing via the WSF, see “KfW—Recent Developments—Other Recent Developments—Impact of the Ongoing COVID-19 Pandemic” above. Depending on demand, the Federal Government may need to raise additional funds in the capital market through the Finance Agency in order to refinance the measures extended by the WSF.

In addition, companies of all sizes that are directly affected by COVID-19 will benefit from tax relief aimed at improving their liquidity, such as extensions of tax liabilities, modifications of tax prepayments and waivers of tax enforcement measures. Finally, the preconditions for companies to apply for short-time work compensation (Kurzarbeitergeld) were made more flexible.

With reference to the extensive package of measures launched by the Federal Government to cope with the COVID-19 pandemic, the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) has communicated that, overall, the financing and liquidity requirements of the Federal Government budget and its special funds will increase significantly compared to the funding requirement of EUR 210 billion initially announced in December 2019, both in the second quarter of 2020 and in the further course of 2020.

Sources: Bundesministerium der Finanzen, Kampf gegen Corona: Größtes Hilfspaket in der Geschichte Deutschlands, dated April 23, 2020

(https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-13-Milliarden-

Schutzschild-fuer-Deutschland.html); Bundesministerium der Finanzen, Milliarden-Hilfsprogramme für alle Unternehmen, dated March 19, 2020

(https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-18-Corona-

Hilfsprogramme-fuer-alle.html); Bundesministerium der Finanzen, Nachtragshaushalt 2020 beschlossen—Bund geht massiv gegen Krisenfolgen vor, press release of March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-nachtragshaushalt.html?cms_pk_kwd=23.03.2020_Nachtragshaushalt+2020

+beschlossen+-+Bund+geht+massiv+gegen+Krisenfolgen+vor&cms_pk_campaign=Newsletter-23.03.2020);

Bundesministerium der Finanzen, Bundesregierung aktiviert Wirtschaftsstabilisierungsfonds—Massive Bundeshilfen zum Schutz von Unternehmen und Arbeitsplätzen, press release of March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-Wirtschaftsstabilisierungsfond.html); Bundesministerium der Finanzen, Steuerliche Hilfen für Unternehmen und Beschäftigte, May 7, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-19-steuerliche-Massnahmen.html); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal government in the second quarter of 2020—Increase for the benefit of corona support programmes, press release of April 7, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-04-07_pm02_Emissionsplanung_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, Issues planned by the Federal Government in the second quarter of 2020 and reopening of outstanding Federal bonds, press release of March 23, 2020 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2020/2020-03-23_pm01_EK_Q2_en.pdf); Bundesrepublik Deutschland Finanzagentur GmbH, German Federal Government debt issuance outlook 2020, press release of December 19,2019 (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/pressemeldungen/en/2019/2019-12-19_pm08_EK2020_en.pdf).

Monetary Policy Response to the COVID-19 Pandemic

On March 12, 2020 and March 18, 2020, the Governing Council of the ECB decided on a comprehensive package of monetary policy measures to address challenges posed by the COVID-19 pandemic. Among others, the measures included the decision to engage in additional purchases of private and public securities for an aggregate amount of up to EUR 750 billion until at least year-end 2020, referred to as the Pandemic Emergency Purchase Program (“PEPP”). The asset purchases under the PEPP may be made flexibly in terms of timing. On March 24, 2020, the ECB issued a decision, which, among other matters, stated that the limits on consolidated holdings under Article 5 of Decision (EU) 2020/188 of the ECB (ECB/2020/9) should not apply to PEPP holdings. Furthermore, for the period from June 2020 to June 2021, the conditions for the targeted longer-term refinancing operations (“TLTROs”) were improved in order to support the extension of credit to SMEs. Until then, additional longer-term refinancing operations (LTROs) will be temporarily conducted to provide immediate liquidity support to the euro area financial system.

The Governing Council of the ECB also stated that it would be fully prepared to increase the size of the ECB’s asset purchase programs and adjust their composition by as much as necessary and for as long as needed and that it would explore all options and all contingencies to support the economy through shocks caused by the COVID-19 pandemic. Furthermore, to the extent that some self-imposed limits might hamper action that the ECB is required to take in order to fulfil its mandate, the Governing Council of the ECB stated that it would consider revising them to the extent necessary to make its action proportionate to the risks that are being faced.

On April 7, 2020, the Governing Council of the ECB adopted a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as the TLTROs. The Eurosystem consists of the ECB and the national central banks of the Euro Area Member States. The package is complementary to other measures announced by the ECB in mid-March 2020 and described above. The measures collectively support the provision of bank lending especially by easing the conditions at which credit claims are accepted as collateral. At the same time, the Eurosystem is increasing its risk tolerance to support the provision of credit via its refinancing operations, particularly by lowering collateral valuation haircuts for all assets consistently. These measures are temporary for the duration of the COVID-19 pandemic crisis and linked to the duration of the PEPP. They will be re-assessed before the end of 2020, also considering whether there is a need to extend some of these measures to ensure that Eurosystem counterparties’ participation in its liquidity providing operations is not adversely affected. The package of measures also includes a waiver of the minimum credit quality requirement for marketable debt instruments issued by the Hellenic Republic (Greece) for acceptance as collateral in Eurosystem credit operations.

On April 22, 2020, the Governing Council of the ECB adopted temporary measures to mitigate the impact of rating downgrades due to the economic fallout from the COVID-19 pandemic on the availability of collateral for the Eurosystem. Specifically, the Governing Council of the ECB decided to grandfather the eligibility of marketable assets and the issuers of such assets that fulfilled minimum credit quality requirements on April 7, 2020 as collateral for the Eurosystem. Notwithstanding subsequent downgrades by the credit rating agencies accepted in the Eurosystem, such marketable assets and issuers will continue to be eligible as collateral as long as the subsequent ratings remain above a certain minimum credit quality level and the relevant assets and issuers continue to fulfil all other existing collateral eligibility criteria. This decision by the ECB complements its other policy initiatives announced on April 7, 2020 to ease collateral requirements. Together, these measures by the ECB aim to ensure that banks have sufficient assets that they can utilize as collateral with the Eurosystem and thereby participate in the liquidity-providing operations and to continue providing funding to the euro area economy.

On April 30, 2020, the Governing Council of the ECB intensified its response to the COVID-19 pandemic by easing conditions on the TLTROs through a reduction of the relevant interest rates. Furthermore, it announced a new series of non-targeted pandemic emergency longer-term refinancing operations (PELTROs) to support liquidity conditions in the euro area financial system and contribute to preserving the smooth functioning of money markets by providing an effective liquidity backstop.

Sources: European Central Bank, Monetary Policy Decisions, press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200312~8d3aec3ff2.en.html); European Central Bank, ECB announces €750 billion Pandemic Emergency Purchase Programme (PEPP), press release of March 18, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200318_1~3949d6f266.en.html); European Central Bank, ECB announces easing of conditions for targeted longer-term refinancing operations (TLTRO III), press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200312_1~39db50b717.en.html); Decision (EU) 2020/440 of the European Central Bank of 24 March 2020 on a on a temporary pandemic emergency purchase programme (ECB/2020/17) (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:32020D0440&from=EN); Decision (EU) 2020/188 of the European Central Bank of 3 February 2020 on a secondary markets public sector asset purchase programme (ECB/2020/9) (https://www.ecb.europa.eu/ecb/legal/pdf/celex_32020d0188_en_txt.pdf);

European Central Bank, ECB announces package of temporary collateral easing measures, press release of April 7, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200407~2472a8ccda.en.html); European Central Bank, ECB takes steps to mitigate impact of possible rating downgrades on collateral availability, press release of April 22, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200422_1~95e0f62a2b.en.html); European Central Bank, Monetary Policy Decisions, press release of April 30, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200430~1eaa128265.en.html).

Monetary Policy Responses to the Global Financial and Economic Crisis

On May 5, 2020, the German Federal Constitutional Court (Bundesverfassungsgericht) granted relief in favor of several constitutional complaints directed against the Public Sector Purchase Programme (“PSPP”) of the ECB, which was launched as part of the ECB’s extensive asset purchase program in response to the global financial and economic crisis (see “The Federal Republic of Germany — Monetary and Financial System — Financial System — European Financial System — Monetary Policy Responses to the Global Financial and Economic Crisis”). The Federal Constitutional Court found that the Federal Government and the Bundestag violated the complainants’ rights by failing to take steps challenging that the ECB in its decisions on the adoption and implementation of the PSPP, and that they neither assessed nor substantiated that the measures provided for in these decisions by the ECB satisfied the principle of proportionality enshrined in the Treaty on European Union. In its judgment of December 11, 2018, the Court of Justice of the European Union (“CJEU”) had taken a different stance in response to the request for a preliminary ruling from the Federal Constitutional Court. However, the Federal Constitutional Court concluded that the review undertaken by the CJEU with regard to whether the ECB’s decisions on the PSPP satisfy the principle of proportionality was not comprehensible and that, to this extent, the judgment was rendered ultra vires, i.e., outside the CJEU’s legal authority.

Specifically, the Federal Constitutional Court held that the ECB, by unconditionally pursuing the PSPP’s monetary policy objective – to achieve inflation rates below, but close to, 2% – while ignoring the PSPP’s economic policy effects, manifestly disregards the principle of proportionality. According to the decision, the Federal Government and the Bundestag have a duty to take active steps against the PSPP in its current form, by ensuring that the ECB conducts a proportionality assessment of the measures taken under the PSPP. The Federal Constitutional Court also found that the Federal Government and the Bundestag have a duty to continue monitoring the decisions of the Eurosystem on the purchases of government bonds under the PSPP and use the means at their disposal to ensure that the ESCB stays within its mandate. Furthermore, the Federal Constitutional Court held that, unless the Governing Council of the ECB adopts a new decision that demonstrates in a comprehensible and substantiated manner that the monetary policy objectives pursued by the PSPP are not disproportionate to the economic and fiscal policy effects resulting from it, following a transitional period of no more than three months the Bundesbank may no longer participate in the implementation and execution of the ECB decisions at issue. Under such circumstances, the Bundesbank would also have to ensure that the assets already purchased and held in its portfolio are sold based on a strategy coordinated with the Eurosystem.

The Federal Constitutional Court did not find a violation of the prohibition of monetary financing of Member State budgets, because the PSPP applies certain safeguards, including by, among others, limiting the volume of the purchases, applying a purchase limit of 33% per international securities identification number (ISIN), carrying out the purchases according to the ECB’s capital key, and only purchasing bonds if the issuer has a minimum credit quality assessment that provides access to the bond markets.

The Federal Constitutional Court’s decision does not concern any financial assistance measures taken by the EU or the ECB in the context of the current COVID-19 pandemic.

Source: Federal Constitutional Court, ECB decisions on the Public Sector Purchase Programme exceed EU competences, press release of May 5, 2020 (https://www.bundesverfassungsgericht.de/SharedDocs/Pressemitteilungen/EN/2020/bvg20-032.html).

KfW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 506.0 billion as of December 31, 2019, including loans and advances to banks and customers of EUR 411.3 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 77.3 billion in 2019. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden) offers highly standardized products for SMEs, business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital: KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022. KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 21.3% as of December 31, 2019 (including the interim profit as of June 30, 20191). The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2018, which both amounted to 20.1%, was mainly due to an increase of the capital components, in particular equity which increased by EUR 1.0 billion as a result of consolidated profit of EUR 1.4 billion in 2019, as well as methodical effects of the evaluation methods and procedures. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved continue to be valued following the generally more capital-intensive standardized approach for credit risks.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2019 was 16.5%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.5% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 2.75% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 2.75% for certain IT-, internal auditing- and operational risk management-related findings. This surcharge, resulting in a temporary increase of the TSCR of KfW Group, was imposed by BaFin in 2018 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017 BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% is expected to remain in place until the underlying issues have been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT focusing on the implementation of the issues previously identified. The results of the follow-up audit have been received and are currently

[1]	According to Article 26(2) CRR.

being evaluated internally. In addition, BaFin notified KfW that it is required to maintain an OSII Buffer of 1%. The OSII Buffer will be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2020.

According to a decision made by the supervisory authority BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW has implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the ECB pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Strategic Objectives 2024” on page 4 of Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation”. Due to the particular importance of the “climate and environment” megatrend, KfW targets to maintain an environmental ratio of at least 38% for its new commitments in 2020 as part of its strategic management system. In 2019, the environmental ratio amounted to 38% (2018: 40%). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2019 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and

Clean Energy”, SDG 8 “Decent Work and Economic Growth”, SDG 11 “Sustainable Cities and Communities” and SDG 13 “Climate Action”.

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List and Sectoral Guidelines of KfW Group apply to all new financing and promotional activities.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers. In this context KfW’s Sustainability Report 2019, which is expected to be published at the end of April 2020, will for the first time and on a voluntary basis disclose the main climate-related financial risks for KfW, taking into account the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. To the extent possible under public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer—KfW’s Chief Executive Officer—who is supported by sustainability officers and managers at the group, business sector, central unit and site level. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report and Sustainability Portal, both of which also fulfill statutory requirements, are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2019 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2019, dated March 3, 2020, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 188 of Exhibit (e).

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG); and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	35,979	36,294	-1
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	7,217	9,544	-24
KfW Capital	156	141	11
Export and Project Finance (KfW IPEX-Bank)	22,080	17,730	25
Promotion of Developing Countries and Emerging Economies	10,648	10,558	1
of which KfW Entwicklungsbank	8,801	8,692	1
of which DEG	1,847	1,866	-1
Financial Markets	1,402	1,472	-5

Total Promotional Business Volume (1) (2)	77,307	75,495	2

(1)

Total promotional business volume for 2019 has been adjusted for commitments of EUR 175 million, compared to EUR 245 million for 2018, made by KfW IPEX-Bank relating to Export and Project Finance and refinanced under certain KfW program loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for global funding facilities was changed from volume of funds committed to actual amounts disbursed.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2019. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2019
	Commitments outstanding	Economic capital required (1)
SME Bank & Private Clients	50%	40%
Customized Finance & Public Clients	12%	4%
KfW Capital	0%	1%
Export and Project Finance (KfW IPEX Bank)	16%	5%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG)	8%	7%
Financial Markets	12%	4%

Total (in EUR billions)	530.5	14.5

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 33 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 170 banks. In 2019, 59% (2018: 60%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the German federal states (Länder). The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). From 2020 onwards, all of KfW’s standardized domestic, commercial and municipal products will be offered exclusively via the online platform. Since the beginning of 2020, all intermediate banks have had access to the online platform and use it for their application processes. In 2019, KfW and Landesförderinstitute agreed to postpone the—formerly pursued—integration of promotional loan programs provided by Landesförderinstitute to the platform due to more urgent projects on both sides, such as enabling lending using negative interest rates for intermediate banks.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank & Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective federal states (Länder) within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects and energy efficiency projects.

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2019: EUR 32.3 billion, 2018: EUR 34.2 billion), mezzanine programs (2019: EUR 0.2 billion, 2018: EUR 0.3 billion) and grant-based programs (2019: EUR 3.5 billion, 2018: EUR 1.8 billion).

In 2019, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 36.0 billion (2018: EUR 36.3 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in billions)		(in %)
SME Bank	15.3	17.2	-11
Start-up financing and general investment	6.8	6.7	+1
Innovation	0.4	3.1	-87
Environmental investment	8.1	7.4	+9

Private Clients	20.6	19.1	+8

Housing investment programs	7.6	5.0	+52
Education programs	1.9	2.1	-10
Environmental investment	11.2	12.0	-7

Total commitments (1)	36.0	36.3	-1

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Compared to the previous year, commitments in SME Bank decreased. The decrease is mainly caused by a decline in the field of Innovation. In contrast, SME Bank’s basic promotional business in the field of Start-up financing and general investment, as well as in the field Environmental investment, experienced increases in commitments. The increase in commitments for the Housing investment programs in Private Clients was primarily driven by the Baukindergeld program. This program was initiated by the Federal Government in September 2018 to promote homeownership for families with children and for single parents.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.81 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2018. During the same period, SMEs accounted for 44% of gross investment by the German corporate sector and employed 70% of the workforce.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. For instance, this is the case for KfW Unternehmerkredit, the most important SME loan program offering financing for a broad range of investments, such as construction and purchases of machinery, within the field of Start-up financing and general investment.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity- like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2019, commitments in this field amounted to EUR 6.8 billion, representing a slight increase compared to the previous year (2018: EUR 6.7 billion). While commitments related to general investment increased from EUR 3.1 billion in 2018 to EUR 3.8 billion in 2019, SME Bank’s start-up financings declined (2019: EUR 3.0 billion, 2018: EUR 3.6 billion). This decrease is in line with the declining number of newly formed businesses in Germany, accompanied by an observed shift of funding sources. Business founders more often tend to use funds from family and friends instead of bank loans.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by means of loans or mezzanine capital. Due to a substantial shift in demand towards basic promotional business, such as the KfW Unternehmerkredit, particularly in the context of persistently low interest rates in the capital markets, commitments in the field of innovation financing decreased to EUR 0.4 billion in 2019 (2018: EUR 3.1 billion).

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments for environmental investment programs increased from EUR 7.4 billion in 2018 to EUR 8.1 billion in 2019, particularly due to high demand for KfW’s Renewable Energies Program, which increased from EUR 1.8 billion in 2018 to EUR 2.9 billion in 2019. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

A new program, Federal Promotion for Energy Efficiency in Business (Bundesförderung für Energieeffizienz in der Wirtschaft), was launched on January 1, 2019. This loan program is financed by the Federal Ministry of Economic Affairs and Energy and offers high repayment bonuses to ultimate borrowers. Commitments under this program amounted to EUR 0.2 billion in 2019.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2019 amounted to EUR 7.6 billion (2018: EUR 5.0 billion), of which EUR 4.4 billion (2018: EUR 3.5 billion) were granted for home ownership promotion programs. The maximum amount for individual loans within the KfW Program for Home Ownership (KfW Wohneigentumsprogramm) was doubled from EUR 50,000 to EUR 100,000 with effect from October 1, 2019.

In September 2018, KfW launched the Baukindergeld program. This program is grant-based and was initiated by the Federal Government to promote home ownership for families with children and for single parents. Commitments under this program amounted to EUR 2.7 billion in 2019.

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the German federal states (Länder). In 2019, commitments amounted to EUR 1.9 billion, falling below the previous year’s level (2018: EUR 2.1 billion).

Environmental Investment Programs

Private Clients promotes the construction of new energy-efficient homes as well as the renovation and energy- efficient modification of existing properties by means of loans and grants to private clients. Commitments for environmental investment programs declined from EUR 12.0 billion in 2018 to EUR 11.2 billion in 2019. Disbursements under the Energy-efficient Construction program, which provides financing for the construction of new energy-efficient residential buildings in Germany, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	3,868	3,497	11
Corporate loans and project finance	299	176	70
Innovation	0	50	-100
Global funding facilities to Landesförderinstitute	1,254	2,928	-57
Program for the refinancing of export loans	302	1,423	-79
Global loans to selected financial institutions	1,495	1,470	2

Total commitments (1)	7,217	9,544	-24

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 7.2 billion in 2019 from EUR 9.5 billion in 2018. The decline was primarily driven by a strong decrease in commitments under the program for the refinancing of export loans, as well as by a continuous decrease in global funding facilities to Landesförderinstitute. At the same time, the demand for municipal infrastructure programs and for corporate loans and project finance increased.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non- profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased to EUR 3.9 billion in 2019 from the previous year’s level of EUR 3.5 billion. Increases in demand were at similar levels across all programs while growth rates in the energy transition programs were higher than in the infrastructure programs. Furthermore, KfW launched a new grant program, Smart Cities, which focuses on the promotion of pilot projects addressing sustainable digitalization at the local level in Germany and committed EUR 119 million under this program in 2019.

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	1,254	2,928	-57
Program-based global loans to Landesförderinstitute	637	653	-2
Non program-based global loans to selected financial institutions in Germany and Europe	1,495	1,470	2

Total commitments (1)	3,386	5,051	-33

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

In 2019, Customized Finance & Public Clients granted global funding facilities to Landesförderinstitute in an amount of EUR 1.3 billion (2018: EUR 2.9 billion) and program-based global loans to Landesförderinstitute in an amount of EUR 0.6 billion (2018: EUR 0.7 billion). The continuous decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand. To offset the declining demand caused by the persistent low interest rate environment, since December 2019, global funding facilities have been offered to Landesförderinstitute with negative interest rates.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2019, global loans to selected financial institutions in Germany and Europe amounted to EUR 1.5 billion (2018: EUR 1.5 billion). This amount is nearly fully attributable to the refinancing of leasing contracts (2018: EUR 1.5 billion). The demand for the refinancing of leasing contracts in Germany remained at 2018 levels. In addition, one global loan amounting to EUR 45 million was granted to a European financial institution in 2019.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2019, KfW made commitments of EUR 0.3 billion (2018: EUR 1.4 billion) under this program. Demand for the refinancing of export loans generally depends on the number export projects completed. The decrease of commitments in 2019 was mainly due to the delay of larger projects.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing.

Overall, the commitments in corporate loans and project financing increased from EUR 176 million in 2018 to EUR 299 million in 2019. This increase was mainly driven by the KfW Loan for Growth program (commitments of EUR 179 million in 2019 compared to EUR 24 million in 2018). Moreover, KfW launched a new Venture Tech Growth Financing program in 2019. This program supports fast-growing, innovative start-ups by means of debt financing and commitments under the program amounted to EUR 8 million in 2019. The program is part of the Tech Growth Fund Initiative of the Federal Government, which aims to support companies in their growth phase by expanding the range of state financing instruments available.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. KfW Capital is a financial enterprise (Finanzunternehmen) pursuant to Section 1 para 3 of the KWG and as such subject to a specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For a period of ten years, the targeted average investment volume is EUR 200 million per year. KfW Capital intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights.

KfW Capital commenced its operational activities on October 15, 2018. While any new investments in venture capital and venture debt funds were still made on behalf and for the account of KfW from October 2018 until December 2018, since January 1, 2019, new investment have been made directly for the account of KfW Capital. With effect as of January 1, 2019, certain of KfW’s venture capital investments were transferred to KfW Capital, including KfW’s investments in the High-Tech Start-up Fund I, II and III (High-Tech Gründerfonds) and in the public venture capital co-investment fund coparion GmbH & Co. KG as well as KfW’s investments in other funds via the program ERP Venture

Capital Fund Investments (ERP-Venture Capital – Fondsinvestment). Furthermore, KfW entered into a profit and loss transfer agreement with KfW Capital.

In 2019, total commitments of the business sector KfW Capital increased to EUR 156 million from EUR 141 million in 2018. The vast majority of funds was invested via the ERP Venture Capital Fund Investments program.

The following table shows the commitments of the business sector KfW Capital for each of the years indicated:

KFW CAPITAL COMMITMENTS*

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
High-Tech Start-up Funds	2	17	-12
ERP Venture Capital Fund Investments	155	124	1

Total commitments (1)	156	141	11

*	Amounts in the table may not add up due to rounding differences.
(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 27.0 billion as of December 31, 2019 (December 31, 2018: EUR 28.0 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 56.5 billion as of December 31, 2019 (December 31, 2018: EUR 53.9 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2019, KfW IPEX-Bank employed 775 persons, excluding managing directors but including temporary personnel (December 31, 2018: 704).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation— Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2019, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 175 million (2018: EUR 245 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2019, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 45.1 billion, of which EUR 10 billion, or 22%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2019		2018		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	13,107	59	12,963	73	1
Promotional business (conducted on behalf of KfW)	8,973	41	4,767	27	88

Total commitments (1)	22,080	100	17,730	100	25

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2019, total commitments of the Export and Project Finance business sector increased to EUR 22.1 billion (2018: EUR 17.7 billion) including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The increase in total commitments in 2019 compared to 2018 was primarily driven by an increase in commitments under the CIRR scheme for bank refinancing. In addition, the demand for export and project financing throughout 2019 remained high in a competitive market environment with very low interest rates and high liquidity, in which a balanced risk-to-return-ratio remained key for KfW IPEX-Bank.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Power, renewables and water	3,232	3,381	-4
Maritime industries	3,123	2,268	38
Industries and services	2,851	2,184	31
Basic industries	2,617	2,509	4
Financial institutions, trade and commodity finance	2,600	2,815	-8
Aviation, mobility and transport	2,297	2,150	7
Infrastructure	1,905	1,709	11
CIRR scheme for bank refinancing (ship + ERP finance) (1)	3,455	714	384

Total commitments	22,080	17,730	25

(1)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new ERP Export Financing Program (ERP-CIRR) amounting to EUR 0.4 billion in 2019 and 0.3 billion in 2018.

Demand for export and project financing remained strong throughout 2019, allowing for commitments (excluding those under the CIRR scheme for bank refinancing) in the amount of EUR 18.6 billion in 2019 (2018: EUR 17.0 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 3.2 billion (2018: EUR 3.4 billion), followed by the maritime industries sector with commitments of EUR 3.1 billion (2018: EUR 2.3 billion). Commitments in the industries and services sector increased to EUR 2.9 billion (2018: EUR 2.2 billion).

In 2019, commitments under the CIRR scheme for bank refinancing increased to EUR 3.5 billion (2018: EUR 0.7 billion) driven by higher demand from potential borrowers.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2019: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2019, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 4.2 billion (2018: EUR 2.9 billion). In 2019, commitments in Europe (excluding Germany, but including Russia and Turkey) remained almost stable at EUR 6.9 billion (2018: EUR 7.2 billion). KfW IPEX-Bank’s commitments in the rest of the world in 2019 increased to EUR 7.5 billion compared to commitments of EUR

6.9 billion in 2018. Commitments under the CIRR scheme for bank refinancing (2019: EUR 3.5 billion; 2018: EUR 0.7 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	14,030	12,607	11
Thereof
Loans (term loans and bullet)	8,443	8,080	4
Trade finance	1,858	1,690	10
Revolving credit facilities for cash drawings	2,339	2,078	13
Guarantees	1,304	703	85
Lease finance	85	57	49
Project finance (1)	4,204	3,786	11
Asset finance (1)	145	218	-34
Acquisition finance (1)	247	310	-20
Loans to funds	0	45	-100
Commodity Trade Finance	0	51	-100
CIRR scheme for bank refinancing (ship + ERP finance)	3,455	714	384

Total commitments	22,080	17,730	25

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2019, EUR 234 million of loan disbursements were supported by the ERP Special Fund (2018: EUR 207 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	8,801	8,692	1
DEG	1,847	1,866	-1

Total commitments (1)	10,648	10,558	1

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2019, approximately 43% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit –“FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2019, approximately 93 % of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2019, approximately 83% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Loan commitments (1)	4,804	5,587	-14
of which federal funds	352	315	11
of which KfW’s funds refinanced in the capital markets	4,452	5,272	-16
Grant commitments	3,412	2,627	30
Mandates	585	478	22

Total commitments	8,801	8,692	1

(1)	Includes also equity investments (2019: EUR 25 million, 2018: EUR 25 million)

Total commitments of KfW Entwicklungsbank increased by 1% to EUR 8,801 million in 2019 (2018: EUR 8,692 million) due to increased grant commitments, especially for economic infrastructure projects and social infrastructure projects. The relative share of loan commitments that were refinanced in the capital markets decreased slightly to 93% in 2019 (2018: 94%).

In 2019, Asia accounted for 33% of KfW Entwicklungsbank’s commitments (2018: 30%); Sub-Saharan Africa accounted for 23% (2018: 20%); Middle East/North Africa accounted for 16% (2018: 27%); Europe/Caucasus accounted for 16% (2018: 10%); Latin America accounted for 10% (2018: 12%); and trans-regional commitments accounted for 2% (2018: less than 1%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2019		2018		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,737	31	2,845	33	-4
Social infrastructure	3,350	38	3,387	39	-1
Financial sector	880	10	597	7	47
Production sector	667	8	354	4	89
Others (1)	1,167	13	1,509	17	-23

Total commitments	8,801	100	8,692	100	1

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2019, DEG maintained 13 representative offices in developing countries or emerging economies. In 2019, DEG employed an average of 627 persons (2018: 611). At year-end 2019, DEG’s total assets (IFRS, before consolidation) amounted to EUR 6.9 billion (2018: EUR 6.3 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services for example in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Loans	1,137	1,109	3
Equity participations	582	531	10
Mezzanine financing	128	226	-43

Total commitments	1,847	1,866	-1

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2019 were EUR 506.0 billion. EUR 461.2 billion, or 91.1% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2019, KfW had EUR 16.9 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2019, 73% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2019, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 90%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies and energy efficiency. In 2019, benchmark bonds accounted for a funding volume of EUR 45.9 billion, or 57%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 22.4 billion, or 28%. The volume of bonds sold in private placements and of green bonds amounted to EUR 4.2 billion, or 5%, and EUR 8.1 billion, or 10%, respectively. Total capital-market funding in 2019 amounted to EUR 80.6 billion (2018: EUR 76.1 billion). KfW expects its volume of long- term funding to be raised in the capital markets in 2020 to be approximately EUR 75 billion.

In 2019, KfW conducted five new bond issuances as well as one re-opening of a 2016 bond issuance and three re-openings of 2018 bond issuances (9 transactions in total in 2019) in an aggregate principal amount of EUR 28 billion under its euro benchmark program. Also in 2019, KfW conducted five new bond issuances in an aggregate principal amount of USD 20.0 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2019

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2019	USD 5.0	5	2.625
KfW U.S. $-Benchmark II/2019	USD 5.0	3	2.500
KfW U.S. $-Benchmark III/2019	USD 3.0	2	2.375
KfW U.S. $-Benchmark IV/2019	USD 4.0	3	1.750
KfW U.S. $-Benchmark V/2019	USD 3.0	5	1.375
KfW Euro-Benchmark I/2019	EUR 5.0	10	0.750
KfW Euro-Benchmark II/2019	EUR 5.0	5	0.000
KfW Euro-Benchmark III/2019	EUR 5.0	3	0.000
KfW Euro-Benchmark IV/2019	EUR 5.0	5	0.000
KfW Euro-Benchmark V/2019	EUR 4.0	7	0.000
KfW Euro-Benchmark VI/2018 (re-opening)	EUR 1.0	10	0.750
KfW Euro-Benchmark II/2018 (re-opening)	EUR 1.0	5	0.125
KfW Euro-Benchmark V/2018 (re-opening)	EUR 1.0	5	0.250
KfW Euro-Benchmark III/2016 (re-opening)	EUR 1.0	5	0.000

In 2019, KfW’s total new capital-market funding was raised in 12 different currencies and 157 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 78% of KfW’s total new capital-market funding in 2019 (2018: 88%). The percentage of new funds raised in euros decreased from 61% in 2018 to 52% in 2019, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 27% to 26% over the same period. The percentage of new funds raised in pounds sterling increased from 7% in 2018 to 13% in 2019, making it KfW’s third most significant funding currency in 2019.The percentage of Norwegian krone funding increased from 0.65% in 2018 to 3% in 2019.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2019 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	41.9	52
U.S. dollar (USD)	20.7	26
Pound sterling (GBP)	10.2	13
Norwegian krone (NOK)	2.5	3
Australian dollar (AUD)	1.7	2
Swedish krone (SEK)	1.2	1
Other currencies (1)	2.4	3

Total	80.6	100

(1)	CNY, CAD, HKD, JPY, ZAR and PLN.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2018 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2019, KfW conducted seven new green bond issuances in seven currencies as well as two re-openings of 2019 bond issuances. Also in 2019, KfW issued its second EUR 2.0 million green promissory note loan with a maturity of 10 years in a private placement. In total, green bonds accounted for a funding volume of EUR 8.1 billion, or 10%, of KfW’s total capital-market funding. One USD green bond with an aggregate principal amount of USD 2.0 billion was issued as an SEC-registered global bond.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2019, the amount of outstanding bonds and notes issued by KfW totaled EUR 395.6 billion, representing a EUR 18.7 billion increase from EUR 376.8 billion outstanding at year-end 2018.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 5.5 billion outstanding at year-end 2019. Of this amount, EUR 1.7 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 3.8 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market. In January 2019, KfW issued its second EUR 2.0 million green promissory note loan with a maturity of 10 years in a private placement.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP (AS OF DECEMBER 31, 2019)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicablecurrency	Aggregate principal amount outstanding in EUR (3)
AUD	14	FIXED	4.25	2010-2019	2020-2028	2.49	21,000,000,000.05	13,129,102,844.67
BRL	3	FIXED	9.27	2010-2016	2020-2021	1.51	112,750,000.04	24,968,443.44
CAD	6	FIXED	2.83	2005-2019	2020-2037	3.02	3,957,199,999.99	2,710,782,298.94
CHF	3	FIXED	2.51	2005-2010	2020-2037	6.89	1,505,000,000.00	1,386,585,590.57
CNY	18	FIXED	2.83	2017-2019	2020-2023	1.29	6,207,000,000.05	793,683,268.34
DEM	1	FIXED	7.00	1993	2023	3.25	105,985,000.00	54,189,270.03
EUR	251	FIXED	0.83	1999-2019	2020-2049	5.04	209,712,712,851.35	209,712,712,851.35
EUR	31	FLOATING	0.36	2003-2019	2020-2052	3.11	4,701,319,128.29	4,701,319,128.29
GBP	26	FIXED	2.31	2000-2019	2020-2037	3.86	25,776,703,000.05	30,297,018,100.67
HKD	14	FIXED	1.86	2018-2019	2020-2021	0.41	4,725,000,000.23	540,166,680.03
JPY	25	FIXED	2.09	2000-2019	2020-2038	6.05	235,644,999,998.24	1,932,466,786.93
JPY	252	FLOATING	1.62	1999-2019	2020-2049	11.98	190,013,999,993.82	1,558,258,159.70
MXN	4	FIXED	7.39	2017-2018	2020-2023	1.96	3,499,999,999.66	164,937,182.48
NOK	20	FIXED	1.99	2002-2019	2020-2036	3.15	35,850,000,000.13	3,634,501,916.11
NOK	2	FLOATING	3.32	2019	2022	2.15	5,499,999,999.99	557,594,436.22
NZD	5	FIXED	3.64	2014-2018	2020-2028	1.07	2,440,000,000.00	1,465,201,465.20
PLN	3	FIXED	3.02	2006-2019	2020-2025	3.29	168,609,804.82	39,609,502.02
SEK	14	FIXED	1.88	2006-2019	2020-2031	3.21	36,700,000,000.18	3,513,037,485.18
SEK	1	FLOATING	0.60	2010	2020	0.63	1,000,000,000.01	95,723,092.24
TRY	2	FIXED	9.36	2015-2016	2020-2021	0.56	550,000,000.00	82,282,363.15
USD	69	FIXED	2.33	2002-2019	2020-2047	2.85	126,576,748,306.85	112,672,911,079.62
USD	3	FLOATING	2.00	2011-2018	2021-2023	2.22	256,810,000.00	228,600,676.52
ZAR	5	FIXED	7.51	2014-2019	2020-2023	2.03	3,199,999,999.95	202,823,043.23

Total	772					4.15		389,498,475,682.93

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2019. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.
(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2019.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 70 billion multicurrency commercial paper program and the USD 10 billion commercial paper program. As of December 31, 2019, KfW Group’s commercial paper outstanding totaled EUR 40.6 billion (December 31, 2018: EUR 41.7 billion).

Public Funds. As of December 31 2019, the proportion of public funds in KfW Group’s borrowings was 1%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 5.6 billion as of December 31, 2019 (December 31, 2018: EUR 4.9 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 382 million as of December 31, 2019 (December 31, 2018: EUR 691 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 43% of the sources of funding for KfW Entwicklungsbank’s commitments in 2019. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE*

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2019		As of December 31, 2018
	2019	2018	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	490,412	454,253	8,134	5,188	6,593	5,913
Currency-related derivatives (1)	200,301	196,941	8,072	3,916	7,993	6,494
Credit derivatives as protection buyer	0	10	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	690,714	651,203	16,205	9,104	14,586	12,407
Embedded derivatives accounted for separately	—	—	37	23	200	13

Total balance sheet items “derivatives designated for hedge accounting” and “other derivatives”	690,714	651,203	16,243	9,127	14,786	12,420

*	Amounts in the table may not add up due to rounding differences.
(1)	Includes cross-currency swaps.
(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2019	2018
	(EUR in millions)
Total positive fair value before netting	16,205	14,586
Total positive fair value after netting (1)	8,913	5,694
Collateral received	8,849	4,979
of which cash collateral	8,849	4,979

Total positive fair value after netting and collaterals	64	715

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives designated for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 8, 41, 42, 53, 54 and 65 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2019, KfW Group held financial assets in an amount of EUR 37.8 billion (December 31, 2018: EUR 35.7 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 28.3 billion, or 75%, of all financial assets were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining financial assets were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 28.3 billion as of December 31, 2019 (December 31, 2018: EUR 27.5 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. As of December 31, 2019, KfW held securities in the aggregate amount of EUR 28.3 billion in its liquidity portfolio (year-end 2018: EUR 27.5 billion). For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2019. In addition to these securities, as of December 31, 2019, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 16.2 billion (December 31, 2018: EUR 15.8 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2019, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS and ABCP Portfolio. In 2019, KfW provided EUR 1,076 million (2018: EUR 1,107 million) as part of its promotional activities for financing SMEs by investing in securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2019, the overall ABS and ABCP portfolio volume amounted to EUR 3.0 billion (December 31, 2018: EUR 2.7 billion). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles”. In 2019, KfW provided EUR 325 million (2018: EUR 365 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. KfW’s green bond portfolio was launched in 2015 and the portfolio’s targeted volume is EUR 2.0 billion. As of December 31, 2019, the volume of the portfolio had reached EUR 1.6 billion.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2019, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year- end 2018 with approximately 829.2 million ordinary shares. This represented a stake of approximately 17.4% in Deutsche Telekom (December 31, 2018: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2019.

At year-end 2019, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2018 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2018: 20.5%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2019, the total amount outstanding of this loan to Greece amounted to EUR 15.2 billion (December 31, 2018: EUR 15.2 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.31%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE and Eurogrid GmbH, as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2019, KfW held, through GZBV, an equity stake of approximately 9.23% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.94% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019 and in accordance with its mandate by the Federal Government, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. Eurogrid GmbH, incorporated in Berlin, Germany, is the 100% holding company of the German transmission system operator 50Hertz Transmission GmbH.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2019

(EUR in millions)
Borrowings
Short-term funds	44,000
Bonds and other fixed-income securities	395,557
Other borrowings (1)	21,663

Total borrowings	461,220

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,742
Fund for general banking risks	600
Revaluation reserve	-918

Total equity	31,362

Total capitalization	492,582

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 382 million.
(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2019, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of April 2, 2020, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 76 to the financial statements included in Exhibit (e) to this annual report.

Dr Günther Bräunig

Age: 64

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics, as well as Financial Markets and Legal Affairs. He also acts as KfW Group’s Chief Sustainability Officer.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008, he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of the latter appointment, Dr Bräunig temporarily ceased to perform his functions as a member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Dr Ingrid Hengster

Age: 59

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales, New Business Credit Service, Digital Development and Central Services. Dr Hengster’s tenure will end in March 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined

COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG.

Dr Hengster serves as chairwoman of the supervisory board of KfW Capital, Frankfurt am Main, Germany. In addition, Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany.

Melanie Kehr

Age: 45

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. The tenure of Ms. Kehr on KfW’s Executive Board will end in August 2022.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Bernd Loewen

Age: 54

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Bernd Loewen’s tenure will end in June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co- Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, Netherlands and of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Prof Dr Joachim Nagel

Age: 53

Prof Dr Joachim Nagel became a member of KfW’s Executive Board in November 2017. He is in charge of Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG) and Export and Project Finance (KfW IPEX-Bank). Prof Nagel already joined KfW as General Manager in November 2016.

Previously, he had been a member of the Executive Board of Deutsche Bundesbank, the German central bank, in Frankfurt, Germany, since 2010. In December 2019, KfW’s Board of Supervisory Directors extended Prof Dr Joachim Nagel’s tenure until October 2025.

Prof Dr Nagel holds both a Master’s degree and a Ph.D. in Economics from the University of Karlsruhe. He started his career in the banking sector in 1999 at Deutsche Bundesbank, where he served as Head of the President’s Office at the former Land Central Bank of Bremen, Lower Saxony and Saxony-Anhalt until 2003. Afterwards, he was appointed Head of the Market Analysis and Reporting Section in 2003, Head of the Market Analysis and Portfolios Division in 2004 and Head of the Markets Department at Deutsche Bundesbank in 2008.

Prof Dr Nagel serves as chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, he is a member of the supervisory board of DEG, Cologne, Germany and of Deutsche Börse AG, Frankfurt am Main, Germany.

Dr Stefan Peiß

Age: 50

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2020. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 2, 2020, the members of the Board of Supervisory Directors were:

Name	Position

Doris Ahnen	Minister of Finance of the State of Rhineland-Palatinate; appointed by the Bundesrat

Peter Altmaier	Federal Minister of Economic Affairs and Energy; Chairman in 2020

Sören Bartol	Member of Parliament; appointed by the Bundestag

Dr André Berghegger	Member of Parliament; appointed by the Bundestag

Dr Holger Bingmann	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat

Ingeborg Esser	General Manager of the Federal Association of German Housing and Real Estate Enterprises; representative of the housing sector

Robert Feiger	Chairman of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions

Albert Füracker	Minister of Finance and Home Affairs of the State of Bavaria; appointed by the Bundesrat

Verena Göppert	Permanent Deputy of the Executive Director of the Association of German Cities; representative of the local municipalities

Olav Gutting	Member of Parliament; appointed by the Bundestag

Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks

Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Reiner Hoffmann	Chairman of the Confederation of German Trade Unions (DGB); representative of the trade unions

Gerhard Hofmann	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag

Name	Position

Johannes Kahrs	Member of Parliament; appointed by the Bundestag

Alois Karl	Member of Parliament; appointed by the Bundestag

Julia Klöckner	Federal Minister of Food and Agriculture

Andrea Kocsis	Deputy Chair of ver.di—United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Joachim Lang	Director General and Member of the Presidential Board of the Federation of German Industries (BDI); representative of the industry

Heiko Maas	Federal Minister for Foreign Affairs

Dr Gerd Müller	Federal Minister for Economic Cooperation and Development

Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks

Dr Johannes-Jörg Riegler	President of the Federal Association of Public Banks Germany (VÖB) (retired); representative of credit institutions prominent in the field of industrial credit

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Olaf Scholz	Federal Minister of Finance; Deputy Chairman in 2020

Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector

Edith Sitzmann	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat

Peter Strobel	Minister of Finance and European Affairs of the State of Saarland; appointed by the Bundesrat

Heike Taubert	Deputy Minister President, Minister of Finance of the State of Thuringia; appointed by the Bundesrat

Dr Florian Toncar	Member of Parliament; appointed by the Bundestag

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 76 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2019, KfW Group employed an average of 6,705 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2018: 6,376 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 24% in Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG), 11% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age or sexual identity, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work- life balance. As a future-oriented organization, KfW offers a variety of part-time work and telework options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 75 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Its total population is estimated to have increased to 83.2 million people at the end of 2019 compared to 83.0 million people at the end of 2018. The projected increase is again due to Germany’s expected immigration surplus, which is thought to have more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration was between 300,000 and 350,000 persons in 2019. The migration surplus declined for the fourth consecutive year after the extremely strong inflow of foreigners in 2015. In 2017, approximately 16.8% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2019, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Themen/Querschnitt/Jahrbuch/statistisches-jahrbuch-2019-dl.pdf?__blob=publicationFile&v=5); Statistisches Bundesamt, Population growth in 2019 expected to be lowest since 2012, press release of January 27, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_022_12411.html;jsessionid=55AAA4B8DC997B16E8D9B85A659A550F.internet731; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2020/01/PD20_022_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2018	2017 (1)	2016 (1)	2015	2014
	(number of persons)
Total population	83,019,213	82,792,351	82,521,653	82,175,684	81,197,537

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.4	18.3	18.2
20-40	24.6	24.6	24.5	24.5	24.1
40-60	28.8	29.1	29.4	29.8	30.3
60-80	21.7	21.7	21.6	21.6	21.8
80 and more	6.5	6.2	6.0	5.8	5.6

Growth rate	(percent change on the previous year)
Total population	0.3	0.3	0.4	1.2	0.5
Under 20	0.3	0.2	1.0	2.2	0.5
20-40	0.5	0.7	0.6	2.6	1.1
40-60	-0.8	-0.8	-0.9	-0.4	-0.6
60-80	0.3	0.5	0.4	0.4	0.7
80 and more	4.6	4.2	4.5	4.1	4.1

(1)

Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only comparable with the previous years’ figures to a certain extent. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems in the registration of persons seeking protection under reporting law.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen, Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen,Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. Without the migration surplus, the population would have fallen every year since 1972 because more people died than were born in each year since 1972. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, higher net immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, Population growth in 2019 expected to be lowest since 2012, press release of January 27, 2020 (https://www.destatis.de/EN/Press/2020/01/PE20_022_12411.html;jsessionid=55AAA4B8DC997B16E8D9B85A659A550F.internet73); Statistisches Bundesamt, Bevölkerung Deutschlands bis 2060, 13. koordinierte Bevölkerungsvorausberechnung 2015 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/Publikationen/Downloads-Vorausberechnung/bevoelkerung-deutschland-2060-presse-5124204159004.pdf?__blob=publicationFile&v=3); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005. On October 20, 2018, however, she announced that her current term as Chancellor would be her last.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2018 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1); The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); CDU, Angela Merkel verzichtet auf erneute Kandidatur für CDU-Vorsitz, press release of October 29, 2018 (https://www.cdu.de/artikel/angela-merkel-verzichtet-auf-erneute-kandidatur-fuer-cdu-vorsitz).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—

Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter 2018 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably over time. Following the withdrawal of the United Kingdom (“UK”) from the EU on January 31, 2020, 27 countries currently belong to the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the withdrawal process. According to provisional data, the aggregate population of the 27 Member States was approximately 447 million as of January 1, 2019. The EU is still in the process of change. Formal membership negotiations are currently being conducted with Turkey, Montenegro and Serbia. On March 25, 2020, it was decided to start accession negotiations with Albania and North Macedonia. Bosnia and Herzegovina and Kosovo are potential candidates, but no negotiations have been started.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#28members); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); European Commission, Commission welcomes the green light to opening of accession talks with Albania and North Macedonia, press release of March 25, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_519).

Political Integration

The EU’s three main institutions are the Council of the EU (representing the governments of the Member States)(the “Council”), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

The Treaty of Lisbon is the most recent binding agreement between the EU and its Member States and entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules. In addition, a permanent European Council President and a High Representative for Foreign Affairs were installed.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. Under Article 50 of the Treaty on European Union, the EU treaties cease to apply to a withdrawing Member State from the date of entry into force of the agreement setting out the arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal, which was March 29, 2019 in the case at hand (“Article 50 Date”). The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years. This option was used repeatedly during the negotiations on the terms of an orderly exit of the UK from the EU.

On October 17, 2019, the European Council endorsed the withdrawal agreement as agreed by the negotiators of both sides. It also endorsed the political declaration on the framework of the future EU-UK relationship. The UK notified the EU of the completion of its internal procedures necessary for the entry into force of the withdrawal agreement on January 29, 2020. After the withdrawal agreement was ratified, the UK left the EU on January 31, 2020. This also marked the beginning of the transition period for negotiating the future relationship between the UK and EU, which was provided for in the withdrawal agreement. The framework for this future relationship was set out in the political declaration agreed by both sides in October 2019. The transition period ends on December 31, 2020, but it can be extended once for a period of up to one or two years if both sides agree to this before July 1, 2020. During the transition period, the UK will continue to apply EU law but it will no longer be represented in the EU institutions. If no agreement regarding the future EU-UK relationship is reached before the end of the transition period, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the WTO.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/);Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Agreement on the Withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, October 18, 2019 (https://data.consilium.europa.eu/doc/document/XT-21054-2019-INIT/en/pdf); European Council, Council of the EU, Brexit: Council adopts decision to conclude the withdrawal agreement, press release of January 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/01/30/brexit-council-adopts-decision-to-conclude-the-withdrawal-agreement/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2020 EU budget, which was adopted by the Council and the European Parliament in November 2019 and published in February 2020, amounts to EUR 168.7 billion in commitment appropriations and EUR 153.6 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income. On March 27, 2020, the European Commission proposed to amend the 2020 EU budget, in part in response to the COVID-19 outbreak. For information on the EU’s response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

The EU is responsible for trade matters with non-EU Member States. In the area of trade in goods, the EU even has exclusive power. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide upon its approval. Trade agreements regulating areas of mixed responsibility between the EU and its Member States can only be fully concluded after ratification by all EU Member States.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); Council of the European Union, EU budget for 2020: Council endorses deal with Parliament , Press Release, November 25, 2019 (https://www.consilium.europa.eu/en/press/press-releases/2019/11/25/eu-budget-for-2020-council-endorses-deal-with-parliament/); EUR-Lex, Budget 2020, General budget, Total revenue (https://eur-lex.europa.eu/budget/data/General/2020/en/GenRev.pdf); European Commission, Publications, Draft Amending Budget 1/2020 (https://ec.europa.eu/info/publications/amending-budget-no-1-2020_en); European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, Member States are allowed to depart from the budgetary requirements that would normally apply. For information on the application of this general “escape clause” in the context of the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

Every April, Member States are required to lay out their fiscal plans based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip101_en.pdf);European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and its Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, thirteen Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these, nine were found to be experiencing macroeconomic imbalances, three excessive imbalances. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances (see “— The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”).

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2019: Winter Package puts competitive sustainability at the heart of the European Semester, press release of February 26, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_320).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of March 2020, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 173 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch2020.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2020, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 90 billion.

For information on the role of the ESM in connection with the EU’s response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — EU Response to the COVID-19 Pandemic.”

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-

given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, How we decide (https://www.esm.europa.eu/esm-governance#anc_shareholders); European Stability Mechanism, How we work (https://www.esm.europa.eu/about-us/how-we-work#overview); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/explainers); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch2020.pdf).

Financial Assistance to Euro Area Member States

Greece. From May 2010 to August 2018, Greece received financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support came in the form of economic adjustment programs, which included measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and paved the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed, of which approximately EUR 53 billion were provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program with a maximum financing volume of EUR 86 billion in the form of disbursements by the ESM. Such disbursements were contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aimed to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. On August 20, 2018, Greece successfully concluded the ESM financial assistance program without needing the maximum volume of financing available. The outstanding ESM loan to Greece amounts to EUR 59.9 billion. Greece remains subject to enhanced surveillance by the EU in accordance with a post-program framework adapted to Greece to support the continuation, completion, and delivery of reforms agreed under the program. As of the end of February 2020, Greece had already repaid SDR 23.2 billion of loans to the IMF. See “—Tables and Supplementary Information—Liabilities to International Financial Organizations” for more information on the concept of SDRs.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-

assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (https://www.esm.europa.eu/assistance/greece); European Stability Mechanism, Greece successfully concludes ESM programme, press release of August 20, 2018 (https://www.esm.europa.eu/press-releases/greece-successfully-concludes-esm-programme); International Monetary Fund, Greece: Transactions with the Fund from May 01, 1984 to February 29, 2020 (https://www.imf.org/external/np/fin/tad/extrans1.aspx?memberkey1=360&startdate=1984-01-01&endDate=2020-02-29&tsvflag=Y).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 67.5 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of EU’s financial assistance received has been repaid; this is not expected to occur until 2031. Ireland has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-

assistance/financial-assistance-ireland_en); International Monetary Fund, Ireland: IMF Credit Outstanding as of February 29, 2020 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=470&date1key=2020-02-29&category=EXC).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. The Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement in June 2014. Portugal remains subject to post-program surveillance until at least 75% of the EU’s financial assistance received has been repaid, which is expected to occur until 2035. Portugal has already repaid the loans financed through the IMF in full and made an early repayment of EUR 2 billion to the EFSF in October 2019.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-

assistance/financial-assistance-portugal_en); International Monetary Fund, Portugal: IMF Credit Outstanding as of February 29, 2020 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=810&date1key=2020-02-29&category=EXC).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2020, Spain had already repaid EUR 17.6 billion, for the most part voluntarily.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-

assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-

received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/imf-related-data/sdds-plus/sdds-plus-622326).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2019, the GDP of Germany expressed at current prices was EUR 3,435.76 billion, compared to EUR 3,344.37 billion in 2018, which represents an increase of 2.7%. GDP adjusted for price effects rose by 0.6% compared to 2018, and exceeded the 1991 level by 46.3%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 25.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2019, GDP per capita at current prices was EUR 41,342 while GDP per employee at current prices was EUR 75,927.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2019, services accounted for 69.3% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.2% in 2019, compared to 16.1% in 1991, and “public services, education, health,” accounting for 18.8% of gross value added in 2019, compared to 15.9% in 1991. The production sector (excluding construction) generated 24.2% of gross value added compared to 30.8% in 1991. Construction contributed 5.6% to gross value added in 2019, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.9% of gross value added in 2019, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.2.1.

In 2019, private final consumption expenditure totaled 52.2% of GDP in current prices, gross capital formation amounted to 21.4% and government final consumption expenditure equaled 20.4%. Exports and imports of goods and services accounted for 46.9% and 40.9% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.0% of GDP in 2019, which is lower than in the previous year (2018: 6.2% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.3.1.

In 2019, price-adjusted GDP rose by 0.6% compared to 2018. The GDP adjusted for both price and calendar effects, increased by 0.6% compared to 2018. Net exports had a slightly negative effect on economic growth in 2019 on a price-adjusted basis (growth contribution: -0.4 percentage points). Exports increased by 0.9% (2018: 2.1%), while imports rose by 1.9% (2018: 3.6%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2019 by 0.6%, compared to a 4.4% increase in 2018, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.9% in price-adjusted terms. Final consumption expenditure of general government rose by 2.6% in 2019 on a price-adjusted basis, and final consumption expenditure of households rose by 1.5% on a price-adjusted basis compared to 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 5.2% in 2018 to 5.0% in 2019. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate declined from 3.2% in 2018 to 3.0% in 2019. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 1.4% in 2019, compared to 1.8% in 2018. Excluding energy prices, the index rose by 1.4%. General government gross debt stood at EUR 2,053.0 billion at year-end 2019, compared to EUR 2,068.6 billion at year-end 2018.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2020, Table 6.1

(https://www.arbeitsagentur.de/datei/ba146307.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2020), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2019	2018	2017	2016	2015
	(EUR in billions, unless otherwise indicated)
GDP—at current prices	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1
(change from previous year in %)	2.7	3.1	3.5	3.4	3.5
GDP—price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	107.0	106.4	104.8	102.2	100.0
(change from previous year in %)	0.6	1.5	2.5	2.2	1.7
GDP—price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	107.1	106.5	104.9	102.0	99.9
(change from previous year in %)	0.6	1.5	2.8	2.1	1.5
Unemployment rate (ILO definition) (in %) (1)	3.0	3.2	3.5	3.9	4.3
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	1.4	1.8	1.5	0.5	0.5
Balance of payments—current account	245.5	247.4	253.9	266.7	260.3
General government gross debt (2)	2,053.0	2,068.6	2,118.7	2,169.0	2,185.1

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2—4. Vierteljahr 2019 (February 2020), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Gesamtindex und 12 Abteilungen, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht März 2020, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

The Federal Government expects German price-adjusted GDP to decline by 6.3% in 2020, as the COVID-19 pandemic is triggering a recession of the global and German economies after ten years of growth in Germany. The Federal Government expects catch-up effects for the German economy for 2021, with a growth of the German price-adjusted GDP by 5.2% for 2021. The Federal Government’s projections take into account that far-reaching measures to restrict social contact in order to protect public health were maintained from mid-March 2020 onwards and throughout April 2020 and assume a gradual and moderate relaxation of these measures afterwards. Accordingly, the sharpest decline in economic output is currently expected to occur in the second quarter of 2020, with a recovery of economic activity beginning thereafter.

For 2020 overall, the Federal Government forecasts declines in almost all use components of GDP in price-adjusted terms. Due to the weakening of key international economies, German exports are forecast to decline by 11.6% in 2020 (2021: +7.6%). Lower domestic demand is expected to result in a decline of imports into Germany by -8.2% in 2020 (2021: +6.5%), although imports are not expected to decline as strongly as exports due to the extensive policy measures to support domestic demand and income described under “Federal Republic of Germany — Recent Developments — Other Recent Developments — German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic”. As a result of these developments, Germany’s current account surplus in relation to GDP is likely to decline in 2020 and the Federal Government also expects it to remain noticeably below the 2019 level in 2021.

Due to the recession in Germany’s manufacturing sector, which has been exacerbated by the COVID-19 pandemic, and the general increase in economic uncertainty, the Federal Government expects gross fixed capital formation in machinery and equipment to decline by -15.1% in 2020 (2021: +8.7%). While gross fixed capital in construction is expected to be stimulated by the continuing low interest rate environment and by increased liquidity, it is also expected to be adversely affected by declining available incomes of private households. In addition, shutdown measures, including border closures and increased uncertainty more generally, are also expected to negatively impact construction projects. The Federal Government therefore expects a slight decrease of gross fixed capital formation in construction in 2020 (-1.0%) and a moderate expansion in 2021 (+1.1%). Household final consumption expenditure is forecast to decline in 2020 (-7.4%) and to recover in 2021 (+6.5%). General government final consumption expenditure (2020: +3.7%, 2021: +1.3%) and gross fixed capital formation of general government (2020: +3.9%, 2021: +2.3%) are expected to grow over the entire forecast period.

The Federal Government anticipates pressure on the German labor market, with the number of employed persons declining by approximately 370,000 persons in 2020. Employment in accommodation and food services, in trade as well as in business services, which also include the provision of temporary workers, is expected to be particularly adversely affected. The unemployment rate (national definition) in Germany is expected to rise to an annual average of 5.8% in 2020, compared to 5.0% in 2019.

Source: Bundesministerium für Wirtschaft und Energie, Altmaier: Corona-Pandemie führt Wirtschaft in Rezession. Müssen wirtschaftliches und gesellschaftliches Leben mit Augenmaß hochfahren, dann ist in zweiter Jahreshälfte Erholung möglich, press release of April 29, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200429-altmaier-corona-pandemie-fuehrt-wirtschaft-in-rezession.html).

General Economic Policy

As a general matter, the Federal Government has been continuing its strategy of enhancing economic growth, while maintaining fiscal discipline, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. At the same time, the aim is for the German economy to remain competitive and to strengthen its growth potential by way of increasing public investment and improving conditions for private investment with a special emphasis on digitalization and the environment, thus, broadening the scope for a sustained boost to the long-term performance of the German economy in the digital age and against the backdrop of demographic change.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the ongoing transition to a more sustainable energy set-up (Energiewende). Among other things, it passed legislation for the shutdown of all nuclear power stations in Germany by 2022 while defining climate protection, energy efficiency and the growing use of renewable energy as key energy policy objectives. To this end, the Federal Government’s energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of the German energy supply, and to cut energy demand by 50% by 2050. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally sustainable energy supply. Recognizing climate protection as a fundamental global challenge, at the latest World Climate Conference in Paris in 2015, 197 states committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. Moreover, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to prepare recommendations for a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the relevant end date for the phase-out and includes proposals for the structural development of coal regions.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.” For information on the response to the European sovereign debt crisis, see “—General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

It is currently too early to assess the potential impact of the ongoing COVID-19 pandemic on existing initiatives in the aforementioned policy areas. Current developments and responses at the national and the EU level relating to the COVID-19 pandemic are described in “Recent Developments — The Federal Republic of Germany — Other Recent Developments.”

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2020.pdf?__blob=publicationFile&v=10); Die Bundesregierung, Bund-/Länder-Einigung zum Kohleausstieg, press release of January 16, 2020, (https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-einigung-zum-kohleausstieg-1712774); Climate Action Plan 2050, Executive Summary (https://www.bmu.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf); German Environment Agency (UBA), Erneuerbare Energien in Zahlen (https://www.umweltbundesamt.de/themen/klima-energie/erneuerbare-energien/erneuerbare-energien-in-zahlen?sprungmarke=strom#textpart-1); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP — USE

	2019	2018	2017	2016	2015	2019	2018	2017	2016
	(EUR in billions)					(change in %)
Domestic uses	3,228.1	3,138.3	3,014.5	2,903.3	2,800.9	2.9	4.1	3.8	3.7
Final private consumption	1,794.0	1,743.7	1,697.2	1,649.8	1,602.3	2.9	2.8	2.9	3.0
Final government consumption	699.4	665.6	644.3	620.0	592.7	5.1	3.3	3.9	4.6
Gross fixed capital formation	746.9	707.7	665.9	636.4	605.9	5.5	6.3	4.6	5.0
Machinery and equipment	239.8	235.3	224.2	214.1	206.9	1.9	4.9	4.7	3.5
Construction	373.3	344.3	320.7	307.9	291.2	8.4	7.3	4.2	5.7
Other products	133.7	128.1	121.0	114.4	107.8	4.4	5.9	5.8	6.1
Changes in inventories (1)	-12.2	21.3	7.4	-2.9	0.1	—	—	—	—
Net exports (1)	207.7	206.1	230.4	230.8	229.1	—	—	—	—
Exports	1,612.1	1,585.8	1,538.0	1,442.4	1,419.5	1.7	3.1	6.6	1.6
Imports	1,404.4	1,379.7	1,307.6	1,211.6	1,190.4	1.8	5.5	7.9	1.8

Gross domestic product	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1	2.7	3.1	3.5	3.4

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2019	2018	2017	2016	2015	2019	2018	2017	2016
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,093.0	3,012.3	2,922.3	2,821.8	2,745.9	2.7	3.1	3.6	3.5
Agriculture, forestry and fishing	27.3	25.7	27.0	21.9	20.7	6.2	-4.7	23.3	5.6
Production sector (excluding construction)	749.1	765.6	752.7	729.2	695.3	-2.2	1.7	3.2	4.9
Construction	171.7	152.8	137.8	132.5	124.8	12.4	10.9	3.9	6.2
Trade, transport, accommodation and food services	502.0	483.7	467.2	448.2	431.8	3.8	3.5	4.2	3.8
Information and communication	144.0	138.0	134.0	130.2	126.4	4.3	3.0	2.9	3.0
Financial and insurance services	119.5	118.0	117.9	118.1	119.8	1.3	0.1	-0.2	-1.4
Real estate activities	326.4	315.9	308.6	305.2	300.1	3.3	2.4	1.1	1.7
Business services	354.7	346.4	334.9	317.6	308.0	2.4	3.4	5.4	3.1
Public services, education, health	581.4	553.1	531.4	510.6	490.9	5.1	4.1	4.1	4.0
Other services	116.9	113.1	111.0	108.2	108.1	3.3	2.0	2.5	0.1
Taxes on products offset against subsidies on products	342.8	332.1	322.7	312.3	304.1	3.2	2.9	3.3	2.7

Gross domestic product	3,435.8	3,344.4	3,245.0	3,134.1	3,030.1	2.7	3.1	3.5	3.4

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria,

Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2019, the production sector’s aggregate contribution to gross value added at current prices was 24.2% (excluding construction) and 29.8% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 3.7% year-on-year in 2019, after increasing by 1.3% in 2018.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2020), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2015 = 100)

	2019	2018	2017	2016
Production sector, total	102.2	105.8	104.9	101.5
Industry (2)	101.3	105.9	104.7	101.1
of which:
Intermediate goods (3)	101.4	105.5	104.9	100.9
Capital goods (4)	101.0	106.0	105.0	101.3
Durable goods (5)	106.2	106.1	106.9	102.6
Nondurable goods (6)	100.7	106.9	103.0	101.0
Energy (7)	90.4	97.4	98.9	98.6
Construction (8)	112.9	108.9	108.7	105.3

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2019, the services sector’s aggregate contribution to gross value added at current prices was 69.3%, slightly exceeding the previous year’s level of 68.7%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.8% in 2019 after 18.4% in 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic growth continued in 2019, labor market conditions improved further. In 2019, the average unemployment rate according to the national definition was 5.0%, compared to 5.2% in 2018. Under the ILO definition, the average unemployment rate was 3.0% in 2019 compared to 3.2% in 2018, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2019 was 45.1 million, an increase of 0.9% compared to 2018.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2020, Table 6.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2019	2018	2017	2016	2015
Employed (in thousands)–ILO definition	45,100	44,709	44,127	43,554	43,037
Unemployed (in thousands)–ILO definition (1)	1,376	1,468	1,621	1,774	1,950
Unemployment rate (in %)–ILO definition	3.0	3.2	3.5	3.9	4.3
Unemployed (in thousands)–national definition (2)	2,267	2,340	2,533	2,691	2,795
Unemployment rate (in %)–national definition (3)	5.0	5.2	5.7	6.1	6.4

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2019, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2018 and 2008.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2018	2008	2018	2008	2018	2008
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	26.7	29.0	28.9	31.8	24.3	25.9
20 to 24	65.7	64.5	66.6	66.7	64.7	62.0
25 to 29	79.7	74.7	82.5	79.1	76.7	70.2
30 to 34	83.2	79.0	88.9	87.4	77.1	70.5
35 to 39	84.9	82.3	90.7	89.9	78.9	74.6
40 to 44	86.8	84.1	91.1	90.0	82.5	78.1
45 to 49	87.6	83.3	90.8	88.3	84.5	78.2
50 to 54	86.2	79.1	89.8	84.4	82.6	73.9
55 to 59	80.8	68.6	84.9	76.3	76.7	61.1
60 to 64	60.4	35.0	65.5	43.0	55.6	27.2
65 and older	7.4	3.8	10.2	5.6	5.2	2.5

Total (15 and older)	59.2	54.4	64.2	61.2	54.3	48.0

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2008 und 2018, Ergebnis des Mikrozensus (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ET_ETQ.html).

The following table presents data with respect to the structure of employment by economic sector for 2019 and 2009.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2019	2009
	(Percent of total)
Agriculture, forestry and fishing	1.3	1.6
Production sector (excluding construction)	18.5	19.2
of which: manufacturing	17.2	17.8
Construction	5.6	5.6
Trade, transport, accommodation and food services	22.6	23.2
Information and communication	3.0	2.9
Financial and insurance services	2.4	3.0
Real estate activities	1.1	1.1
Business services	13.7	12.2
Public services, education, health	25.0	23.9
Other services	6.7	7.3

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2019	2018	2017	2016	2015
Gross wages and salaries per employee in EUR	37,015	35,922	34,825	33,958	33,128
Change from previous year in %	3.0	3.2	2.6	2.5	2.9
Unit labor costs per hour worked
Index (2015=100)	108.4	104.9	102.3	101.1	100.0
Change from previous year in %	3.4	2.5	1.2	1.1	1.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2018, approximately 6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work arrangements (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by decreasing payments from the statutory retirement pension insurance while encouraging insured persons to also sign up for designated privately funded or corporate-funded pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2019, social security revenue, as shown in the national accounts, amounted to EUR 690.2 billion, and expenditure was EUR 680.3 billion. The social security budget thus incurred a surplus of EUR 9.9 billion in 2019, after a surplus of EUR 15.9 billion in 2018.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Source: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2019, exports and imports of goods and services amounted to 46.9% and 40.9% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration— Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e. most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. In January 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); Bundesministerium für Wirtschaft und Energie, EU-Japan Free Trade Agreement (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2019, the current account surplus totaled EUR 245.5 billion, compared to EUR 247.4 billion in 2018, a decrease of EUR 1.9 billion. Thus the current account surplus declined to 7.1% of nominal GDP.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2019. In 2019, price competitiveness improved by 1.3% compared to 2018, mainly due to the depreciation of the euro relative to several currencies, including the U.S. dollar, the Pound sterling, the Chinese yuan, the Japanese yen, the Canadian dollar, and the Swiss franc. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (37.1% in 2019).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010. After a number of fluctuations the euro started a prolonged depreciation in mid-2014. Over the course of the years 2015 and 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017, the average value of the euro against the U.S. dollar was 2.1% higher than the 2016 average. In 2018, the euro appreciated by an additional 4.5% compared to its 2017 average. The average value of the euro against the U.S. dollar in 2019 was 5.2% lower than the 2018 average. The average value of the euro against the U.S. dollar in February 2020 was 2.6% lower than the 2019 average.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2019	2018	2017	2016	2015
	(EUR in millions)
Current account
Trade in goods (1)	221,303	226,181	252,831	252,409	248,394
Services (2)	-20,472	-19,686	-24,372	-20,987	-18,516
Primary income	92,312	89,453	75,419	76,199	69,262
Secondary income	-47,612	-48,571	-49,995	-40,931	-38,854

Total current account	245,532	247,377	253,883	266,689	260,286
Capital account (3)	-323	436	-2,999	2,142	-48
Financial account
Net German investment abroad (increase: +)	193,147	390,059	406,588	407,469	276,351
Net foreign investment in Germany (increase: +)	-11,479	153,123	123,380	146,346	41,959

Net financial account (net lending: + / net borrowing: -)	204,625	236,936	283,208	261,123	234,392
Net errors and omissions (4)	-40,584	-10,887	32,323	-7,708	-25,845

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Statistisches Beiheft 3 zum Monatsbericht März 2020, Tables I.1. and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2019	2018	2017	2016	2015
	(EUR in millions)
Exports of goods	1,307,803	1,292,948	1,256,492	1,179,166	1,166,594
Imports of goods	1,086,500	1,066,767	1,003,661	926,757	918,200

Trade balance	221,303	226,181	252,831	252,409	248,394

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Statistisches Beiheft 3 zum Monatsbericht März 2020, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles, computer, electronic and optical products and chemical products. The principal import goods are machinery of all kinds, motor vehicles, computer, electronic and optical products, and mineral fuels. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 70% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7, Reihe 1 – Dezember 2019 (March 2020), Tables 3.1 and 3.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2018 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2018.pdf?__blob=publicationFile&v=5); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (https://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on December 17, 2019, the European Commission published the Alert Mechanism Report 2020, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances, related in particular to excess savings and weak private and public investment. The current account surplus remains at levels still considerably above 6%, which is the threshold of the MIP scoreboard. The adjustment of the current account surplus has been limited so far, but a gradual decline is set to continue while the surplus level remains elevated. The Federal Government supports the European Commission in the implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures to give a further boost to investment dynamics. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2020, dated December 17, 2019 (https://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1578392070452&uri=CELEX%3A52019DC0651); European Commission, Commission Staff Working Document, Country Report Germany 2020, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2020-european_semester_country-report-germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2019 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.5	0.6
Products of forestry	0.1	0.1
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	5.7	0.9
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.5	4.2
Beverages	0.6	0.4
Tobacco products	0.1	0.2
Textiles	1.0	0.9
Wearing apparel	3.1	1.6
Leather and related products	1.4	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.4	1.5
Coke and refined petroleum products	2.2	1.0
Chemicals and chemical products	7.8	8.9
Basic pharmaceutical products and pharmaceutical preparations	5.3	6.2
Rubber and plastic products	2.8	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.1	4.3
Fabricated metal products, except machinery and equipment	2.8	3.3
Computer, electronic and optical products	10.6	8.9
Electrical equipment	6.0	6.7
Machinery and equipment not elsewhere classified	7.9	14.6
Motor vehicles, trailers and semi-trailers	11.5	16.8
Other transport equipment	3.5	4.8
Furniture	1.1	0.8
Energy	0.2	0.3
Other goods	10.1	6.7

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2019 (March 2020), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2019	2018	2017
	(EUR in millions)
Exports to:
Total	1,327,778	1,317,440	1,278,958
of which:
United States	118,669	113,341	111,805
France	106,810	105,359	105,687
China (2)	96,013	93,004	86,141
The Netherlands	91,708	91,061	84,661
United Kingdom	78,703	82,164	85,440
Italy	68,119	69,813	65,422
Austria	65,934	65,027	62,656
Switzerland	56,354	54,021	53,913
New industrial countries and emerging markets of Asia (3)	54,126	54,995	53,425
Belgium/Luxembourg	51,884	50,389	50,071
Spain	44,330	44,184	43,067
Japan	20,664	20,436	19,546
Imports from:
Total	1,104,264	1,088,720	1,031,013
of which:
China (2)	109,664	106,065	101,837
The Netherlands	98,695	97,709	90,597
France	66,078	65,024	64,329
United States	71,420	64,493	61,902
Italy	57,105	60,223	55,342
New industrial countries and emerging markets of Asia (3)	51,917	52,945	50,873
Belgium/Luxembourg	46,382	49,315	43,689
Switzerland	46,303	45,913	45,689
Austria	44,021	42,994	40,686
United Kingdom	38,336	37,025	36,820
Spain	33,195	32,399	31,396
Japan	23,940	23,710	22,955

(1)

Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2017.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2017

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,196.4	533.8
Selected countries and regions
European Union	506.4	386.2
of which: European Monetary Union	237.3	323.2
of which: United Kingdom (4)	145.0	38.1
Switzerland	38.8	40.9
Russia	20.8	3.4
United States	335.2	49.9
Canada	17.7	2.4
Central America	21.8	3.3
South America	29.5	0.5
Asia	167.6	33.9
of which: China	81.0	3.3
of which: India	15.6	0.4
of which: Japan	13.2	19.8
Australia	19.5	2.5
Africa	10.8	-0.2
Selected economic sectors of investment object
Manufacturing	403.8	135.6
of which: Chemicals and chemical products	84.3	12.2
of which: Machinery and equipment	40.4	17.6
of which: Motor vehicles, trailers and semi-trailers	99.4	3.1
Electricity, gas, steam and air conditioning supply	38.6	21.1
Wholesale and retail trade; repair of motor vehicles and motor cycles	185.5	62.7
Information and communication	78.8	45.1
Financial and insurance activities	349.1	177.1
Real estate activities	36.8	28.6
Professional, scientific and technical activities	20.2	32.0

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2019), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.” It is also making use of such instruments in connection with the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2019	2018	2017	2016	2015
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	1.4	1.9	1.7	0.4	0.7
Consumer price index (CPI)	1.4	1.8	1.5	0.5	0.5
Index of producer prices of industrial products sold on the domestic market (1)	1.1	2.6	2.7	-1.6	-1.9

(1)	Excluding value-added tax.

Source: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2019, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2020, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2019	2018	2017	2016	2015
	(EUR in millions)
Gold	146,562	121,445	117,347	119,253	105,792
Foreign currency balances	32,039	31,796	31,215	34,993	33,423
Special drawing rights	14,642	14,378	13,987	14,938	15,185
Reserve position in the IMF	6,051	5,518	4,294	6,581	5,132

Total	199,295	173,138	166,842	175,765	159,532

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2020, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2019, 2.1 Balance Sheet as at 31 December 2019 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2019~9eecd4e8df.en.html#toc12).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2019	2018	2017	2016	2015
	(EUR in billions)
Deutsche Bundesbank
Assets	1,161.0	1,210.0	1,142.8	990.5	800.7
of which: clearing accounts within ESCB (1)	895.2	966.2	906.9	754.3	584.2
Liabilities (2)	673.6	770.7	668.7	592.7	481.8

Net position	487.3	439.3	474.2	397.7	318.9
Banks
Loans to foreign banks	1,064.2	1,014.1	963.8	1,055.9	1,066.9
Loans to foreign non-banks	795.3	762.0	723.9	756.2	751.5
Loans from foreign banks	680.6	643.1	659.0	696.1	611.9
Loans from foreign non-banks	229.8	231.5	241.2	206.2	201.1

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of April 30, 2019 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2019	2018	2017	2016	2015
U.S. dollars per euro	1.1195	1.1810	1.1297	1.1069	1.1095
Pound sterling per euro	0.87777	0.88471	0.87667	0.81948	0.72584
Japanese yen per euro	122.01	130.40	126.71	120.20	134.31
Swiss franc per euro	1.1124	1.1550	1.1117	1.0902	1.0679
Chinese yuan per euro	7.7355	7.8081	7.6290	7.3522	6.9733

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2020, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2020, 1,532 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,528.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	258 commercial banks, with an aggregate balance sheet total of EUR 3,559.6 billion;

•	379 savings banks, with an aggregate balance sheet total of EUR 1,351.2 billion;

•

the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 840.0 billion;

•

18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,321.0 billion;

•	842 credit cooperatives, with an aggregate balance sheet total of EUR 985.9 billion;

•	10 mortgage banks, with an aggregate balance sheet total of EUR 232.1 billion;

•	19 building and loan associations, with an aggregate balance sheet total of EUR 238.3 billion; and

•

142 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,227.4 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2020, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “—KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank West LB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro EU countries that choose to join the SSM. The ECB directly supervises the largest banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-

surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the Federal Financial Supervisory Authority (BaFin) as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen

Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-

financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2019, the combined asset portfolios had been reduced to approximately EUR billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound up in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2019, FMS Wertmanagement’s portfolio had a nominal value of EUR 69.3 billion.

Sources: Erste Abwicklungsanstalt, Annual Report 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/GB-2019_en.pdf); Erste Abwicklungsanstalt, Attachment to Press Release of 27 April 2020 – Fiscal year 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/Attachment_PR_FiscalYear_2019_e.pdf); FMS Wertmanagement AöR, FMS Wertmanagement reports on a successful fiscal year 2019, press release of April 21, 2020 (https://www.fms-wm.de/en/press/501-fms-wertmanagement-reports-on-a-successful-fiscal-year-2019); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 117 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV), including KfW, are not required to contribute to the fund. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023. In 2019, the SRF had grown to just under EUR 33 billion and its target size for 2023 was then expected to be more than EUR 60 billion. In 2019, the contribution of German banks amounted to 28% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (“CRR”), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States. Further measures will be implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III reforms or Basel IV, will enter into force gradually from January 1, 2023 onwards until full implementation in January 2028, given that their implementation was postponed by one year by the Basel Committee on March 27, 2020 due to the COVID-19 pandemic.

In May 2019, the Council adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules will start applying in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to regulation 575/2013 (CRR) and directive 2013/36/EU (CRD)) and the recovery and resolution of banks in difficulty (amendments to directive 2014/59/EU and regulation 806/2014) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions

(G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all Member States. Furthermore, amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities are introduced.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/node/196); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); Single Resolution Board, Single Resolution Fund: Statistical Overview of the funds collected by the SRB (https://srb.europa.eu/sites/srbsite/files/additional_statistics.pdf).

Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and to ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. All of these TLTROs matured in September 2018. Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTROs II series will mature in March 2021. In March 2019, the ECB announced the launch of a further series of quarterly targeted longer-term refinancing operations (“TLTROs III”), which started in September 2019 and is set to continue until March 2021. The ECB amended the originally planned conditions for the TLTROs III in September 2019, reducing the interest rate on the operations and extending their maturity from two to three years. For information on measures related to TLTROs in response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

In addition, over the past years the ECB has sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their lower bound. Since mid-2016, it had consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB has bought securities for an amount of around EUR 2.57 trillion via the APP between October 2014 and December 2018. When net purchases ended in December 2018, the ECB continued to reinvest principal payments from maturing securities purchased under the APP. In September 2019, the ECB announced that net purchases would be restarted under the Governing Council of the ECB’s APP at a monthly pace of EUR 20 billion as from November 1, 2019, and were expected to continue for as long as necessary to reinforce the accommodative impact of the ECB’s policy rates. In February 2020, the Eurosystem’s holdings under the APP stood at EUR 2.62 trillion. Also in September 2019, the ECB decided to decrease the interest rate on its deposit facility by 10 basis points to -0.50% while leaving the interest rates on the main refinancing operations and the rate on the marginal lending facility unchanged at 0.00 % and 0.25%, respectively. The interest rate on the ECB’s deposit facility has been negative since June 2014. At the same time the Governing Council of the ECB introduced a two-tier system for reserve remuneration, which exempts part of credit institutions’ excess liquidity holdings (i.e. reserve holdings in excess of minimum reserve requirements) from negative remuneration at the rate applicable to the deposit facility. This measure aims at supporting the bank-based transmission of monetary policy.

For information on the recent decision by the German Federal Constitutional Court (Bundesverfassungsgericht) relating to the ECB’s public sector purchase program, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Responses to the Global Financial and Economic Crisis.” For information on the asset purchase program launched by the ECB in response to the COVID-19 pandemic, see “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Monetary Policy Response to the COVID-19 Pandemic.”

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, press release of June 5, 2014, ECB introduces a negative deposit facility interest rate (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_3.en.html), European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019, (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190912~08de50b4d2.en.html); European Central Bank, ECB announces changes to new targeted longer-term refinancing operations (TLTRO III) press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912~19ac2682ff.en.html); European Central Bank, ECB introduces two-tier system for remunerating excess liquidity holdings, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912_2~a0b47cd62a.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Sources: BaFin, Federal Financial Supervisory Authority, Authorisation and permission to provide financial services (https://www.bafin.de/EN/Willkommen/Zulassung/zulassung_node_en.html); BaFin, Federal Financial Supervisory Authority, Offering securities and investment products (https://www.bafin.de/EN/Willkommen/Emittenten/WertpapierEmittenten_node_en.html); BaFin, Federal Financial Supervisory Authority, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all of these different levels of government activity.

In 2019, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,608.6 billion, with tax revenue of EUR 825.8 billion and net social contributions of EUR 597.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.2.

In 2019, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 244.1 billion and EUR 457.3 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.16.

Consolidated general government expenditure in 2019, as presented in the national accounts, amounted to a total of EUR 1,558.8 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 546.2 billion), social benefits in kind (EUR 299.7 billion) and employee compensation (EUR 271.7 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 179.8 billion), interest on public debt (EUR 27.5 billion) and gross capital formation (EUR 85.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,042.3	1,010.5	961.2	929.4	888.4
of which: Taxes (2)	825.8	800.9	766.6	731.6	697.9
Expenditure	1,002.4	963.9	931.9	900.9	862.9

Balance	39.9	46.6	29.3	28.6	25.6
Social security funds
Revenue	690.2	661.9	636.9	607.5	580.3
Expenditure	680.3	646.1	625.9	599.0	577.3

Balance	9.9	15.9	11.0	8.6	3.0
General government
Revenue	1,608.6	1,552.9	1,481.7	1,425.6	1,363.1
Expenditure	1,558.8	1,490.5	1,441.4	1,388.5	1,334.5

Balance	49.8	62.4	40.3	37.1	28.6

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Revenue	453.4	440.0	420.9	404.6	395.4
of which: Taxes (2)	395.2	384.8	372.3	353.3	346.0
Expenditure	433.4	420.0	412.8	391.0	378.8

Balance	20.1	20.1	8.1	13.6	16.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
General public services	195.4	189.1	187.7	181.6	180.3
Defense	37.5	35.5	33.2	30.6	29.2
Public order and safety	55.3	52.1	49.5	48.5	46.6
Economic affairs	114.0	113.1	104.5	100.8	96.3
Environmental protection	20.9	19.9	19.0	17.5	16.8
Housing and community amenities	15.3	14.1	12.7	11.7	11.6
Health	253.3	242.2	233.4	225.8	217.8
Recreation, culture and religion	36.0	35.2	33.1	31.6	31.0
Education	147.4	139.4	133.4	129.9	126.9
Social protection	683.7	650.0	634.9	610.5	578.0

Total expenditure	1,558.8	1,490.5	1,441.4	1,388.5	1,334.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2019, Germany’s general government surplus amounted to EUR 49.8 billion, or 1.4% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 61.9% in 2018 to 59.8% in 2019, which is below the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, German general government debt down in 2019 by €16 billion to €2.05 trillion – debt ratio down from 61.9 % to 59.8%, press release of March 31, 2020 (https://www.bundesbank.de/en/press/press-releases/german-government-debt-829646).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2019	2018	2017	2016	2015
	(% of GDP)
General government deficit (-) / surplus (+)	1.4	1.9	1.2	1.2	0.9
General government gross debt	59.8	61.9	65.3	69.2	72.1

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.10; Deutsche Bundesbank, German general government debt down in 2019 by €16 billion to €2.05 trillion – debt ratio down from 61.9 % to 59.8%, press release of March 31, 2019 (https://www.bundesbank.de/en/press/press-releases/german-government-debt-829646).

Fiscal Outlook

On April 22, 2020, the Federal Government published the German Stability Program 2020 in accordance with the European Commission’s “Guidelines for a streamlined format of the 2020 Stability and Convergence Programs in light of the COVID-19 outbreak”. Due to the significantly increased uncertainty due to the rapidly evolving COVID-19 pandemic and the required countermeasures, the Federal Government has limited its projection horizon to the year 2020 instead of the usual five-year forecasting period (until 2024). With comprehensive measures for the support of healthcare and for the protection of employees, companies and the self-employed, the Federal Government is aiming to maintain the productive potential of the German economy beyond the COVID-19 pandemic.

The following table presents the Federal Government’s projection for key fiscal indicators in 2020 compared to the results for these key fiscal indicators in 2019, as set out in the German Stability Program 2020, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2020	2019
	(% of GDP)
Revenue	47 1⁄4	46.8
Total taxes	23 1⁄2	24.2
Social contributions	18 1⁄4	17.4
Property income	3⁄4	0.6
Other	4 3⁄4	4.5
Expenditure (2)	54 1⁄2	45.4
Compensation of employees and intermediate consumption	14 1⁄2	13.1
Social payments	27 3⁄4	24.6
Interest expenditure	3⁄4	0.8
Subsidies	3 1⁄2	0.9
Gross fixed capital formation	2 3⁄4	2.5
Capital transfers	1 1⁄4	1.2
Other	4	2.2

General government deficit (-) / surplus (+)	-7 1⁄4	1.4
Federal Government	-4 3⁄4	0.6
Länder governments	-1 1⁄4	0.4
Municipalities	- 1⁄4	0.2
Social security funds	- 3⁄4	0.3
General government gross debt	75 1⁄4	59.8

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

The European Commission expects the German general government deficit to be 7.0% of GDP and the German general gross government debt to be 75.6% of GDP in 2020, according to its Spring Forecast published in May 2020. Thus, the European Commission’s forecasts are materially in line with the Federal Government’s forecasts set forth in the German Stability Program 2020 with respect to both the German general government deficit and the German general government gross debt in 2020. For the year 2021, which is not included in the projection horizon of the German Stability Program 2020, the European Commission forecasts a decline compared to 2020 in both the German general government deficit and the German general government gross debt to 1.5% of GDP and 71.8% of GDP, respectively.

Sources: European Commission, European Economic Forecast, Spring 2020, Institutional Paper 125, May 2020, pages 82-83 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip125_en.pdf); Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-04-17-stabilitaetsprogramm-2020.pdf?__

blob=publicationFile&v=7), Table 5 and pages 14, 18.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge will be reduced to the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Finanzen, Gesetze und Gesetzesvorhaben, Gesetz zur Rückführung des Solidaritätszuschlags 1995, December 12, 2019 (https://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Gesetzesvorhaben/Abteilungen/Abteilung_IV/19_Legislaturperiode/

Gesetze_Verordnungen/2019-12-12-Soli-Rueckfuehrung-G/0-Gesetz.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Current taxes	825.8	800.9	766.6	731.6	697.9
Taxes on production and imports	368.6	355.7	345.0	334.5	325.7
of which: VAT	244.1	235.1	226.6	218.8	211.6
Current taxes on income and wealth	457.3	445.2	421.5	397.1	372.2
of which: Wage tax	260.2	247.8	234.0	223.0	215.0
Assessed income tax	61.9	59.1	57.8	51.9	46.9
Non-assessed taxes on earnings	30.5	31.0	29.8	26.6	27.5
Corporate tax	34.2	36.1	31.6	29.3	21.6
Capital taxes	7.0	6.8	6.1	7.0	6.3

Tax revenue of general government	832.8	807.7	772.7	738.6	704.2
Taxes of domestic sectors to EU	5.0	5.0	5.1	5.2	5.5

Taxes	837.9	812.8	777.7	743.8	709.7

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2019 (March 2020), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 104 public and private enterprises as of December 31, 2018.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2018.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-05-12-beteiligungsbericht-des-bundes- 2019.html;jsessionid=8A7132391A2E4C33E6C885F7EAEE14DD.delivery1-replication)

Direct Debt of the Federal Government

As of December 31, 2019, the Federal Government’s direct debt totaled EUR 1,078.3 billion, compared to EUR 1,070.2 billion as of December 31, 2018.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 477.3 billion as of December 31, 2018. Of this amount, EUR 120.7 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.6 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/finanzbericht-2020.pdf;jsessionid=B1971431D4AEA226A0CB9E3C4E684758.delivery1-replication?__blob=publicationFile&v=3), Overview 3, page 288.

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2019 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2019
(EUR in millions)
Federal Bonds (Bundesanleihen)	757,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	72,700
Five-year Federal Notes (Bundesobligationen)	187,000
Federal Treasury Notes (Bundesschatzanweisungen)	98,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	15,050
Borrowers’ note loans (Schuldscheindarlehen)	6,800
of which:
– From residents	6,762
– From non-residents	38
Old debt (1)	4,474
of which:
– Equalization claims	4,093
Repurchased debt	63,668

Total	1,078,261

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019.

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	14,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	27,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	28,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	26,000
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	25,000
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	17,500
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	22,000
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	22,000
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	5,000

Total Federal Bonds				757,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	15,050
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	16,300
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	8,850

Total Inflation-linked Securities				72,700

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000
0.00% Bonds of 2017-Series 175	0.00	2017	2022	18,000
0.00% Bonds of 2017-Series 176	0.00	2017	2022	17,000
0.00% Bonds of 2018-Series 177	0.00	2018	2023	16,000
0.00% Bonds of 2018-Series 178	0.00	2018	2023	16,000
0.00% Bonds of 2019-Series 179	0.00	2019	2024	21,000
0.00% Bonds of 2019-Series 180	0.00	2019	2024	20,000

Total Federal Notes				187,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
0.00% Notes of 2018	0.00	2018	2020	13,000
0.00% Notes of 2018 (II)	0.00	2018	2020	12,000
0.00% Notes of 2018 (III)	0.00	2018	2020	12,000
0.00% Notes of 2018 (IV)	0.00	2018	2020	12,000
0.00% Notes of 2019	0.00	2019	2021	13,000
0.00% Notes of 2019 (II)	0.00	2019	2021	14,000
0.00% Notes of 2019 (III)	0.00	2019	2021	13,000
0.00% Notes of 2019 (IV)	0.00	2019	2021	9,000

Total Federal Treasury Notes				98,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.73 to -0.60	2019	2020	15,000

6. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	2.91% to 5.05%	2003 to 2011	2020 to 2037	6,800

(1)

Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)

Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)

Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

7. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2019
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,474
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)

Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesanzeiger of February 10, 2020, Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019.

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2018	2017
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	120,703	121,012
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	42,655	44,275
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	99,067	97,510
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	22,780	19,587
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000

Total guarantees pursuant to the 2010 German Budget Act	361,282	358,461

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,623	93,006

Total guarantees	477,305	473,867

(1)

Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “—KfW—Business—Financial Markets—Funding.”

(2)

Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “—KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Source: Bundesministerium der Finanzen, Finanzbericht 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/

Finanzberichte/Finanzbericht-2020.html), Overview 3, page 288.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese yuan (11%), Japanese yen (8%) and Pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER 2019

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	10,097.4	783.1
International Development Association (IDA) (3)(4)	27,526.5	24,270.3
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	46,722.4	4,167
African Development Bank (AfDB) (3)	3,761.2	275.4
African Development Fund (AfDF) (3)	4,291.0	4,291.0
Asian Development Bank (AsDB) (3)	6,350.0	317.6
Asian Development Fund (AsDF) (3)	1,933.0	1,807.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	15,236	15,236
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	629.3	557.7
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	109.9	106.7
European Bank for Reconstruction and Development (EBRD) (5)	3,066.0	639.5
Council of Europe Development Bank (CEB) (5)	1,098.3	121.9
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896,8

(1)

Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241

(2)

Quota in SDR: 26,634.4 Mio SDR. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2020.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2017 of EUR 1 per USD 1.1993.